Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF REORGANIZATION
BY AND BETWEEN
FIRST BANK

AND
DELANCO BANCORP, INC.
Dated as of October 18, 2017

TABLE OF CONTENTS

Article 1 TRANSACTIONS AND TERMS OF MERGER		1

1.1.	Merger.	1
1.2.	Time and Place of Closing.	2
1.3.	Effective Time.	2
1.4.	Charter.	2
1.5.	Bylaws.	2
1.6.	Directors and Officers.	2
1.7.	Bank Merger.	2

Article 2 MANNER OF CONVERTING SHARES		3

2.1.	Conversion of Shares.	3
2.2.	Anti-Dilution Provisions.	4
2.3.	Treatment of Delanco Equity Awards.	4
2.4.	Shares Held by Delanco or First Bank.	4
2.5.	Fractional Shares.	4

Article 3 EXCHANGE OF SHARES		5

3.1.	Exchange Procedures.	5

Article 4 REPRESENTATIONS AND WARRANTIES OF TARGET		7

4.1.	Organization, Standing, and Power.	7
4.2.	Authority of Delanco; No Breach By Agreement.	8
4.3.	Capitalization of Delanco.	8
4.4.	Capitalization of Delanco Bank.	10
4.5.	Delanco Subsidiaries.	10
4.6.	Regulatory Reports.	11
4.7.	Financial Matters.	11
4.8.	Books and Records.	12
4.9.	Absence of Undisclosed Liabilities.	13
4.10.	Absence of Certain Changes or Events.	13
4.11.	Tax Matters.	13
4.12.	Assets.	14
4.13.	Intellectual Property; Privacy.	15
4.14.	Environmental Matters.	16
4.15.	Compliance with Laws.	16
4.16.	Community Reinvestment Act Performance.	17
4.17.	Foreign Corrupt Practices.	18
4.18.	Labor and Employment.	18
4.19.	Employee Benefit Plans.	19
4.20.	Material Contracts.	21
4.21.	Agreements with Regulatory Authorities.	22
4.22.	Investment Securities.	22
4.23.	Derivative Instruments and Transactions.	23

4.24.	Legal Proceedings.	23
4.25.	Statements True and Correct.	23
4.26.	State Takeover Statutes and Takeover Provisions.	24
4.27.	Opinion of Financial Advisor.	24
4.28.	Tax and Regulatory Matters.	24
4.29.	Loan Matters.	24
4.30.	Deposits.	25
4.31.	Allowance for Loan and Lease Losses.	25
4.32.	Insurance.	26
4.33.	OFAC; Sanctions.	26
4.34.	Brokers and Finders.	26
4.35.	Transactions with Affiliates.	26
4.36.	Investment Adviser Subsidiary.	27
4.37.	No Broker-Dealer Subsidiary.	27
4.38.	No Insurance Subsidiary.	27

Article 5 REPRESENTATIONS AND WARRANTIES OF BUYER		27

5.1.	The Standard.	27
5.2.	Organization, Standing, and Power.	27
5.3.	Authority; No Breach By Agreement.	28
5.4.	Capital Stock.	29
5.5.	SEC Filings; Financial Statements.	29
5.6.	Absence of Undisclosed Liabilities.	30
5.7.	Absence of Certain Changes or Events.	30
5.8.	Tax Matters.	30
5.9.	Compliance with Laws.	31
5.10.	Community Reinvestment Act Performance.	32
5.11.	Legal Proceedings.	32
5.12.	Reports.	32
5.13.	Agreements with Regulatory Authorities.	32
5.14.	Statements True and Correct.	32
5.15.	Tax and Regulatory Matters.	33
5.16.	Allowance for Loan and Lease Losses.	33
5.17.	Brokers and Finders.	33

Article 6 CONDUCT OF BUSINESS PENDING CONSUMMATION		33

6.1.	Affirmative Covenants of Delanco.	33
6.2.	Negative Covenants of Delanco.	34
6.3.	Covenants of First Bank.	37
6.4.	Reports.	37

Article 7 ADDITIONAL AGREEMENTS		38

7.1.	Proxy Statement; Shareholder Approval.	38
7.2.	Acquisition Proposals.	39
7.3.	Exchange Listing.	40
7.4.	Consents of Regulatory Authorities.	41
7.5.	Investigation and Confidentiality.	41
7.6.	Press Releases.	42

ii

7.7.	Tax Treatment.	43
7.8.	Employee Benefits and Contracts.	43
7.9.	D&O Indemnification.	44
7.10.	Operating Functions.	46
7.11.	Shareholder Litigation.	46
7.12.	Legal Conditions to Merger.	47
7.13.	Change of Method.	47
7.14.	Takeover Statutes.	47
7.15.	Exemption from Liability from Short Swing Profits.	47
7.16.	Closing Financial Statements.	48
7.17.	Creation of Merger Sub.	48
7.18.	Approval of Bank Merger Agreement.	48

Article 8 CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE		49

8.1.	Conditions to Obligations of Each Party.	49
8.2.	Conditions to Obligations of First Bank.	49
8.3.	Conditions to Obligations of Delanco.	51

Article 9 TERMINATION		51

9.1.	Termination.	51
9.2.	Effect of Termination.	53
9.3.	Non-Survival of Representations and Covenants.	53

Article 10 MISCELLANEOUS		53

10.1.	Definitions.	53
10.2.	Referenced Pages.	62
10.3.	Expenses.	64
10.4.	Entire Agreement; Third Party Beneficiaries.	65
10.5.	Amendments.	66
10.6.	Waivers.	66
10.7.	Assignment.	66
10.8.	Notices.	66
10.9.	Governing Law; Jurisdiction; Waiver of Jury Trial	67
10.10.	Counterparts; Signatures.	68
10.11.	Captions; Articles and Sections.	68
10.12.	Interpretations.	68
10.13.	Enforcement of Agreement.	69
10.14.	Severability.	69
10.15.	Disclosure.	69

Exhibits

Exhibit A - Form of Joinder Agreement

Exhibit B - Form of Voting Agreement

Exhibit C - Form Plan of Merger

Exhibit D - Form of Bank Plan of Merger

Delanco’s Disclosure Memorandum

First Bank’s Disclosure Memorandum

iii

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of October 18, 2017, by and between First Bank (“First Bank”), a New Jersey chartered commercial bank and Delanco Bancorp, Inc. (“Delanco”), a New Jersey corporation.

Preamble

Prior to the effective time of the Merger, First Bank will cause to be formed a direct wholly owned subsidiary of First Bank that is a New Jersey corporation (“Merger Sub”) and cause the Merger Sub to execute a joinder in the form attached hereto as Exhibit A (“Joinder Agreement”) to become party to this Agreement. The board of directors of each of Delanco and First Bank has approved this Agreement and declared that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Parties to this Agreement and their respective shareholders. First Bank, in its capacity as sole shareholder of Merger Sub, will approve this Agreement by written consent immediately prior to executing the Joinder Agreement. Immediately prior to executing the Joinder Agreement, the board of directors of Merger Sub will have (i) determined that it is in the best interests of the stockholders of Merger Sub to enter into the Joinder Agreement and (ii) approved the execution, delivery and performance by Merger Sub of the Joinder Agreement and the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement.

This Agreement provides for the acquisition of Delanco by First Bank pursuant to the merger of the Delanco with and into Merger Sub with Merger Sub as the surviving corporation. Effective simultaneously with the consummation of the Merger, Delanco Federal Savings Bank, a federal savings association (“Delanco Bank”) will merge with and into First Bank with First Bank as the surviving bank. At the effective time of such Merger, the outstanding shares of capital stock of Delanco shall be converted into the right to receive a fixed number of shares of common stock of First Bank, subject to the terms and conditions set forth herein. As an inducement for First Bank to enter into this Agreement, each of the directors and certain shareholders of Delanco have simultaneously herewith entered into a Voting Agreement (each a “Voting Agreement” and collectively, the “Voting Agreements”) in connection with the Merger, in the form of Exhibit B hereto. The transactions described in this Agreement are subject to the approvals of the shareholders of Delanco and Merger Sub and applicable regulatory authorities and the satisfaction of certain other conditions described in this Agreement. It is the intention of the Parties to this Agreement that the Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code.

Capitalized terms used in this Agreement and not otherwise defined herein are defined in Section 10.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:

Article 1
TRANSACTIONS AND TERMS OF MERGER

1.1.	Merger.

Subject to the terms and conditions of this Agreement, including the Plan of Merger substantially in the form attached as Exhibit C hereto, at the Effective Time, Delanco shall be merged with and into Merger Sub in accordance with the provisions of the New Jersey Business Corporation Act (the “NJBA”), as applicable, with the effects set forth in the NJBA (the “Merger”). Merger Sub shall be the Surviving Corporation resulting from the Merger, and shall succeed to and assume all the rights and obligations of Delanco in accordance with the NJBA. Upon consummation of the Merger the separate corporate existence of Delanco shall terminate and Merger Sub shall continue as a wholly owned subsidiary of the First Bank. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved by the board of directors of First Bank and Delanco.

1.2.	Time and Place of Closing.

The closing of the transactions contemplated hereby (the “Closing”) will take place at 10:00 A.M., Eastern Time, on the date that the Effective Time occurs, or at such other date and time as the Parties, acting through their authorized officers, may mutually agree in writing. The Closing shall be held at the offices of Covington & Burling LLP, located at One CityCenter, 850 Tenth Street, NW, Washington, D.C. 20001, unless another location is mutually agreed upon by the Parties.

1.3.	Effective Time.

The Merger and other transactions contemplated by this Agreement shall become effective (the “Effective Time”) on the date and at the time indicated in a certificate of merger filed with the New Jersey Secretary of State. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall cause the Effective Time to occur on a date within 30 days following satisfaction or waiver (subject to applicable Law) of the last to occur of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing) as determined by First Bank. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.4.	Charter.

The Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until duly amended or repealed.

1.5.	Bylaws.

The Bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until duly amended or repealed.

1.6.	Directors and Officers.

The directors of Merger Sub in office immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation. The officers of Merger Sub in office immediately prior to the Effective Time shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation.

1.7.	Bank Merger.

Effective simultaneously with the consummation of the Merger, Delanco Bank will merge with and into First Bank (the “Bank Merger”)pursuant to a plan of merger by and between Delanco Bank and First Bank, substantially in the form attached hereto as Exhibit D (the “Bank Merger Agreement”). First Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Delanco Bank shall cease. Prior to the Effective Time, Delanco shall cause Delanco Bank to, and First Bank will, execute such certificates or articles of merger, the Bank Merger Agreement and such other documents and certificates as are necessary to make the Bank Merger effective simultaneously with the consummation of the Merger.

Article 2
MANNER OF CONVERTING SHARES

2.1.	Conversion of Shares.

Subject to the provisions of this Article 2, at the Effective Time, by virtue of the Merger and without any action on the part of First Bank, Merger Sub, Delanco or their respective shareholders, the shares of Delanco and Merger Sub shall be converted as follows:

(a)     Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b)     Each share of Delanco Common Stock issued and outstanding immediately prior to the Effective Time that is held by Delanco, any wholly owned Delanco Subsidiary, by First Bank or any First Bank Subsidiary (in each case other than shares held in any Delanco Benefit Plans or related trust accounts or otherwise held in any fiduciary or agency capacity or as a result of debts previously contracted (collectively, the “Canceled Shares”)) shall be treated pursuant to Section 2.4.

(c)     Each share of Delanco Common Stock issued and outstanding immediately prior to the Effective Time (excluding the Canceled Shares) shall be converted into the right to receive, without interest, 1.11 shares (the “Exchange Ratio”) of First Bank Common Stock (the “Merger Consideration”).

(d)     All shares of Delanco Common Stock, when so converted pursuant to Section 2.1(c) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) registered in the transfer books of Delanco that immediately prior to the Effective Time represented shares of Delanco Common Stock shall cease to have any rights with respect to such Delanco Common Stock other than the right to receive the Merger Consideration in accordance with Article 3, including the right, if any, to receive pursuant to Section 2.5, cash in lieu of fractional shares of First Bank Common Stock into which such shares of Delanco Common Stock have been converted together with the amounts, if any, payable pursuant to Section 3.1(d) and subject to Section 3.1(e).

(e)     Without limiting the other provisions of this Agreement and subject to Sections 6.2(d) and (e), if at any time during the period between the date of this Agreement and the Effective Time, Delanco should (i) split, combine or otherwise reclassify the shares of Delanco Common Stock, (ii) make a dividend or other distribution in shares of Delanco Common Stock (including any dividend or other distribution of securities convertible into Delanco Common Stock), (iii) engage in a reclassification, reorganization, recapitalization or exchange or other like change, or (iv) issue additional shares of Delanco Common Stock or any Equity Right for Delanco Common Stock, other than upon the exercise of any Delanco Stock Options outstanding on the date hereof, then (without limiting any other rights of First Bank hereunder), the Merger Consideration shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect fully the effect of any such change.

2.2.	Anti-Dilution Provisions.

In the event First Bank changes the number of shares of First Bank Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect fully the effect of any such change.

2.3.	Treatment of Delanco Equity Awards.

(a)     At the Effective Time, each option granted by Delanco to purchase shares of Delanco Common Stock under a Delanco Stock Plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “Delanco Stock Option”) shall be canceled and converted into the right to receive a cash payment equal to the product of (a) the number of shares of Delanco Common Stock underlying such Delanco Stock Option multiplied by (b) the excess, if any, of the Merger Consideration Price over the per share exercise price of the Delanco Stock Option (such amount, the “Optionholder Merger Consideration”). Any Delanco Stock Option with a per share exercise price that equals or exceeds the Merger Consideration Price shall be canceled with no consideration being paid to the optionholder with respect to such Delanco Stock Option. For purposes of this Agreement, the term “Merger Consideration Price” means the product of (i) the Exchange Ratio multiplied by (ii) the Average Closing Price.

(b)     Promptly after the Effective Time (and in any event within five Business Days thereafter), First Bank shall, or shall cause the Surviving Corporation to, pay to each holder of a Delanco Stock Option immediately prior to the Effective Time a cash amount equal to the aggregate Optionholder Merger Consideration payable with respect to the Delanco Stock Options held by such holder less any required withholding of Taxes.

(c)     At or prior to the Effective Time, Delanco, the board of directors of Delanco and/or its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.3, and to ensure that following the Effective Time, no holder of a Delanco Stock Option, or any other Person, shall have any right to acquire any capital stock of the Delanco or the Surviving Corporation or any other equity interests therein (including any phantom stock or stock appreciation rights).

2.4.	Shares Held by Delanco or First Bank.

Each Canceled Share shall automatically be canceled and retired and shall cease to exist, and no consideration shall be issued or delivered in exchange therefor.

2.5.	Fractional Shares.

No certificate, book-entry share or scrip representing fractional shares of First Bank Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, no dividend or distribution of First Bank shall relate to such fractional share interests, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of First Bank. Notwithstanding any other provision of this Agreement, each holder of shares of Delanco Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of First Bank Common Stock (after taking into account all Certificates or Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash rounded up to the nearest cent (without interest) in an amount equal to such fractional part of a share of First Bank Common Stock that such holder of shares of Delanco Common Stock would otherwise have been entitled multiplied by the Average Closing Price. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

Article 3
EXCHANGE OF SHARES

3.1.	Exchange Procedures.

(a)     Deposit of Merger Consideration. At or promptly following the Effective Time, First Bank shall deposit, or shall cause to be deposited, with Computershare Inc., First Bank’s transfer agent, or another exchange agent reasonably acceptable to First Bank (the “Exchange Agent”), for the benefit of the holders of record of shares of Delanco Common Stock issued and outstanding immediately prior to the Effective Time (the “Delanco Shareholders”), for exchange in accordance with this Article 3, certificates or evidence of First Bank Common Stock in book-entry form issuable pursuant to Section 2.1(c) (collectively referred to as “First Bank Certificates”) for shares of First Bank Common Stock equal to the aggregate Merger Consideration payable to the Delanco Shareholders pursuant to Section 2.1(c), and subject to Section 3.1(e) (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.5) (collectively, the “Exchange Fund”) and First Bank shall instruct the Exchange Agent to timely pay the Merger Consideration and cash in lieu of fractional shares, in accordance with this Agreement.

(b)     Delivery of Merger Consideration. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Book-Entry Share notice advising such holders of the effectiveness of the Merger, including appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares and instructions for surrendering the Certificates or Book-Entry Shares to the Exchange Agent (such materials and instructions to include customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares). Upon proper surrender of a Certificate or Book-Entry Shares for exchange and cancellation to the Exchange Agent, together with the appropriate transmittal materials, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the Delanco Shareholder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration payable to such Delanco Shareholder pursuant to Section 2.1(c), any cash in lieu of fractional shares which such Delanco Shareholder has a right to receive pursuant to Section 2.5 and any dividends or distributions which such Delanco Shareholder has the right to receive pursuant to Section 3.1(d) with respect to the shares of Delanco Common Stock formerly represented by such Certificate or Book-Entry Share and such Certificate or Book-Entry Share so surrendered shall forthwith be canceled. No interest will be paid or accrued for the benefit of the Delanco Shareholders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares. The Merger Consideration delivered to each Delanco Shareholder shall be in non-certificated book-entry form.

(c)     Share Transfer Books. At the Effective Time, the share transfer books of Delanco shall be closed, and thereafter there shall be no further registration of transfers of shares of Delanco Common Stock. From and after the Effective Time, Delanco Shareholders who held shares of Delanco Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. Until surrendered for exchange in accordance with the provisions of this Section 3.1, each Certificate or Book-Entry Share theretofore representing shares of Delanco Common Stock (other than the Canceled Shares) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Article 2 in exchange therefor, subject, however, to the First Bank’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Delanco in respect of such shares of Delanco Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time and subject to Section 3.1(e). On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Exchange Agent or the Surviving Corporation for any reason shall be canceled and exchanged for the Merger Consideration payable to such Delanco Shareholder pursuant to Section 2.1(c), any cash in lieu of fractional shares (if any) pursuant to Section 2.5 and any dividends or distributions (if any) pursuant to Section 3.1(d) with respect to the shares of Delanco Common Stock formerly represented thereby.

(d)     Dividends with Respect to First Bank Common Stock. No dividends or other distributions declared with respect to First Bank Common Stock with a record date after the Effective Time shall be paid to the Delanco Shareholder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole shares of First Bank Common Stock issuable with respect to such Certificate or Book-Entry Shares in accordance with this Agreement until the surrender of such Certificate or Book-Entry Shares (or affidavit of loss and other documentation required by the Surviving Corporation in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) there shall be paid to the record holder of the whole shares of First Bank Common Stock, if any, issued in exchange therefor, without interest, all dividends and other distributions payable in respect of any such whole shares of First Bank Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid.

(e)     Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former Delanco Shareholders on the first anniversary of the Effective Time shall be delivered to First Bank, and any former Delanco Shareholders who have not theretofore received any Merger Consideration (including any cash in lieu of fractional shares and any applicable dividends or other distributions with respect to First Bank Common Stock) to which they are entitled under this Article 3 shall thereafter look only to First Bank and the Surviving Corporation for payment of their claims with respect thereto.

(f)     No Liability. If any Certificates shall not have been surrendered prior to three years after the Effective Time (or immediately prior to such earlier date on which the Merger Consideration would escheat to or become the property of any Regulatory Authority), any such Merger Consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of First Bank, free and clear of all claims or interest of any Person previously entitled thereto or their successors, assigns, or personal representatives. None of First Bank, Delanco, the Surviving Corporation or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any Delanco Shareholder in respect of any cash that would have otherwise been payable in respect of any Certificate from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)     Withholding Rights. Each and any of First Bank, the Surviving Corporation or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and Optionholder Merger Consideration and any other amounts or property otherwise payable or distributable to any Person pursuant to this Agreement such amounts or property (or portions thereof) as First Bank, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment or distribution under the Internal Revenue Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Regulatory Authority by First Bank, the Surviving Corporation, or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by First Bank, the Surviving Corporation, or the Exchange Agent, as applicable.

(h)     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable and customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article 3.

(i)     Change in Name on Certificate. If any First Bank Certificate representing shares of First Bank Common Stock is to be issued in a name other than that in which the Certificates or Book-Entry Shares surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificates or Book-Entry Shares so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a First Bank Certificate representing shares of First Bank Common Stock in any name other than that of the registered holder of the Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

Article 4
REPRESENTATIONS AND WARRANTIES OF TARGET

Except (a) as Previously Disclosed or (b) for information and documents commonly known as “confidential supervisory information” that is prohibited from disclosure (and as to which nothing in this Agreement shall require disclosure), Delanco hereby represents and warrants to First Bank as follows:

4.1.	Organization, Standing, and Power.

(a)     Status of Delanco. Delanco is duly organized, validly existing, and in good standing under the Laws of the State of New Jersey and has the corporate power and authority necessary to carry on its business as now conducted and to own, lease and operate its Assets. Delanco is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except where failure to be so qualified or licensed has not had or would not be reasonably expected to have a Material Adverse Effect. Delanco is duly registered with the Federal Reserve as a savings and loan holding company under the HOLA. True, complete and correct copies of the certificate of incorporation of Delanco and the bylaws of Delanco, each as in effect as of the date of this Agreement, have been delivered or made available to First Bank.

(b)      Status of Delanco Bank. Delanco Bank is a direct, wholly owned Delanco Subsidiary, is duly organized, validly existing and in good standing under the Laws of the United States and has the corporate power necessary to carry on its business as now conducted and to own, lease and operate its Assets. Delanco Bank is authorized by the Office of the Comptroller of the Currency (“OCC”) to engage in the business of banking. Delanco Bank is in good standing in each jurisdiction in which its ownership of properties or conduct of business requires such qualification except where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect. Complete and correct copies of the articles of incorporation and bylaws of Delanco Bank, as currently in effect, have been delivered or made available to First Bank.

4.2.	Authority of Delanco; No Breach By Agreement.

(a)     Authority. Delanco has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of this Agreement and the Merger by Delanco’s shareholders in accordance with this Agreement and the NJBA, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized and approved by all necessary corporate action in respect thereof on the part of Delanco (including approval by all of the members of the board of directors of Delanco and directing the submission of this Agreement to a vote at a meeting of shareholders of Delanco), subject to the approval of this Agreement by the affirmative vote of a majority of the votes cast by the holders of the outstanding shares of Delanco Common Stock entitled to vote on this Agreement and the Merger (the “Delanco Shareholder Approval”) as contemplated by Section 7.1. Subject to such requisite Delanco Shareholder approval, and assuming the due authorization, execution and delivery by First Bank, this Agreement represents a legal, valid, and binding obligation of Delanco, enforceable against Delanco in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)     No Conflicts. Neither the execution and delivery of this Agreement by Delanco, nor the consummation by Delanco of the transactions contemplated hereby, nor compliance by Delanco with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Delanco’s certificate of incorporation, bylaws, other governing instruments or certificate of incorporation, bylaws or other governing instruments of any other Delanco Entity or any resolution adopted by the board of directors or the shareholders of any Delanco Entity, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Delanco Entity under, any Contract or Permit of any Delanco Entity, or (iii) subject to receipt of the Requisite Regulatory Approvals, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Delanco Entity or any of their respective material Assets.

(c)     Consents. Other than in connection or compliance with the provisions of the Securities Laws (including the filing and declaration of effectiveness of the Proxy Statement), applicable state corporate and Securities Laws, NJBA, and the Requisite Regulatory Approvals, no notice to, filing with, or Consent of, any public body or authority or any third party is necessary for the consummation by Delanco of the Merger, the Bank Merger and the other transactions contemplated in this Agreement.

(d)     Delanco Debt. Delanco has no debt that is secured by Delanco capital stock.

4.3.	Capitalization of Delanco.

(a)     Ownership. The authorized capital stock of Delanco consists of (i) 20,000,000 shares of Delanco Common Stock, $0.01 par value per share and (ii) 5,000,000 shares of serial preferred stock, $0.01 par value per share. As of the close of business on October 16, 2017, (i) 945,425 shares of Delanco Common Stock (excluding treasury shares) were issued and outstanding and (ii) no shares of Delanco Common Stock were held by Delanco in its treasury, (iii) 20,000 shares of Delanco Common Stock were reserved for issuance upon the exercise of outstanding Delanco Stock Options, (iv) 92,141 shares of Delanco Common Stock were reserved for grant under the Delanco Stock Plan, and (v) no shares of Delanco preferred stock were issued and outstanding or held by Delanco in its treasury. As of the Effective Time, no more than (A) 961,425 shares of Delanco Common Stock will be issued and outstanding (excluding treasury shares), (B) zero shares of Delanco Common Stock will be held by Delanco in its treasury and (C) zero shares of Delanco preferred stock will be issued and outstanding or held by its treasury.

(b)     Other Rights or Obligations. All of the issued and outstanding shares of capital stock of Delanco have been duly authorized and validly issued, and are fully paid and nonassessable under the NJBA and free of preemptive rights, with no personal liability attaching to the ownership thereof. None of the outstanding shares of capital stock of Delanco has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past shareholders of Delanco. Delanco has not issued any shares of capital stock subject to vesting, right of repurchase, forfeiture provisions or restrictions on transfer imposed by the Delanco or any stock appreciation rights, phantom stock, performance units, rights to receive capital stock on a deferred basis or other rights that are linked to the value of the Delanco’s capital stock.

(c)     Delanco Stock Options. Section 4.3(c) of the Delanco’s Disclosure Memorandum lists all stock options granted by Delanco, including the Delanco Stock Options, and for each option: (i) the name of the grantee and whether the grantee is located outside the United States; (ii) grant date; (iii) the number of shares of Delanco Common Stock underlying the option; (iv) per share exercise price; (v) Delanco Stock Plan under which the option was granted; (vi) vesting schedule; (vii) whether the option is a Delanco Stock Option (i.e., outstanding) and, if not, whether the option was forfeited or exercised; and (viii) whether the option is intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code. Each such stock option (A) was granted under a Delanco Stock Plan and a duly and timely delivered and executed stock option agreement in the form(s) set forth in Section 4.3(c) of the Delanco’s Disclosure Memorandum, with variation for number of shares, grant date, exercise price and vesting schedule, (B) was duly authorized by no later than the date on which the grant was by its terms to be effective, (C) was granted in accordance with the terms of the applicable Delanco Stock Plan and applicable Law, (D) if intended to qualify as incentive stock option under Section 422 of the Internal Revenue Code, so qualifies, and (E) granted with an exercise price no less than fair market value within the meaning of Section 409A of the Internal Revenue Code and otherwise exempt from Section 409A of the Internal Revenue Code. The treatment of the Delanco Stock Options provided for under Section 2.3 complies with the requirements of the applicable Delanco Stock Plan and award agreement and applicable Law.

(d)     Outstanding Equity Rights. Other than Delanco Stock Options issued prior to the date of this Agreement and set forth in Section 4.3(c) of the Delanco’s Disclosure Memorandum, there are no (i) existing Equity Rights with respect to the securities of Delanco, (ii) Contracts under which Delanco are or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any securities of Delanco, (iii) shareholder agreements, voting trusts or other agreements, arrangements or understandings to which Delanco is a party or of which Delanco is aware, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of Delanco, or (iv) outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of Delanco may vote.

(e)     Voting Debt. No bonds, debentures, notes or other indebtedness of any Delanco Entity having the right to vote (or which are convertible into, or exchangeable for, securities of Delanco having the right to vote) on any matters on which shareholders of Delanco may vote are issued or outstanding. There are no Contracts pursuant to which Delanco or any Delanco Subsidiaries is or could be required to register shares of Delanco’s capital stock or other securities under the Securities Act or to issue, deliver, transfer or sell any shares of capital stock, Equity Rights or other securities of Delanco or any Delanco Subsidiaries. No Delanco Subsidiary owns any capital stock of Delanco.

4.4.	Capitalization of Delanco Bank.

(a)     Ownership. The authorized capital stock of Delanco Bank consists of 1,000 shares of Delanco Bank Common Stock, $1.00 par value per share. As of the date of this Agreement, 100 shares of Delanco Bank Common Stock were issued and outstanding, all of which were owned by Delanco free and clear of any Liens.

(b)     Other Rights or Obligations. All of the issued and outstanding shares of capital stock of Delanco Bank have been duly authorized and validly issued, and are fully paid and nonassessable under the Laws of the United States and free of preemptive rights, with no personal liability attaching to the ownership thereof. None of the outstanding shares of capital stock of Delanco Bank has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past shareholders of Delanco Bank. Delanco Bank has not issued any shares of capital stock subject to vesting, right of repurchase, forfeiture provisions or restrictions on transfer imposed by the Delanco Bank or any stock appreciation rights, phantom stock, performance units, rights to receive capital stock on a deferred basis or other rights that are linked to the value of the Delanco Bank’s capital stock.

(c)     Outstanding Equity Rights. There are no (i) existing Equity Rights with respect to the securities of Delanco Bank, (ii) Contracts under which Delanco Bank are or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any securities of Delanco Bank, (iii) shareholder agreements, voting trusts or other agreements, arrangements or understandings to which Delanco Bank is a party or of which Delanco is aware, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of Delanco Bank, or (iv) outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of Delanco Bank may vote.

4.5.	Delanco Subsidiaries.

Delanco has no direct or indirect Subsidiaries nor own any equity interests in any other Person, other than Delanco Bank and the entities set forth in Section 4.5 of Delanco’s Disclosure Memorandum. Delanco owns all of the issued and outstanding shares of capital stock (or other equity interests) of the Delanco Subsidiaries. No capital stock (or other equity interest) of a Delanco Subsidiary is or may become required to be issued (other than to another Delanco Entity) by reason of any Equity Rights, and there are no Contracts by which a Delanco Subsidiary is bound to issue (other than to another Delanco Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Delanco Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of a Delanco Subsidiary (other than to another Delanco Entity). There are no Contracts relating to the rights of any Delanco Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of a Delanco Subsidiary. All of the shares of capital stock (or other equity interests) of each Delanco Subsidiary held by a Delanco Entity are fully paid under the Laws of the applicable jurisdiction of formation and are owned by the Delanco Entity free and clear of any Lien. Delanco Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act (the “FDIA”) and applicable regulations thereunder, the deposits in which are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the maximum amount permitted by applicable Law and all premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of Delanco, threatened. The articles of incorporation or association, charter, bylaws, or other governing documents of each Delanco Subsidiary comply with applicable Law.

4.6.	Regulatory Reports.

(a)     Delanco’s Reports. Since December 31, 2013, Delanco has filed on a timely basis, all forms, filings, registrations, submissions, statements, certifications, reports and documents required to be filed or furnished by it with any Regulatory Authority including the SEC and all federal and state banking Laws, and such reports were complete and accurate in all material respects and in compliance in all material respects with the requirements of any applicable Law and the requirements of the applicable Regulatory Authority.

(b)     Delanco Bank Reports. Since December 31, 2013, Delanco Bank has duly filed with the OCC and any other applicable Regulatory Authorities, as the case may be, all reports, returns, filings, information, data, registrations, submissions, statements, required to be filed under any applicable Law, including any and all federal and state banking Laws, and the requirements of the applicable Regulatory Authority, and such reports were complete and accurate in all material respects and in compliance in all material respects with the requirements of any applicable Law. There (i) is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations, inspections or investigations of Delanco Bank and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Authority with respect to the business, operations, policies or procedures of Delanco Bank.

4.7.	Financial Matters.

(a)     Financial Statements. Seller has timely filed and made available to First Bank all forms, proxy statements, registration statements, reports, schedules, and other documents filed, together with any amendments thereto, by Delanco or any of its Subsidiaries with the SEC required to be filed by Delanco since December 31, 2013 (the “Delanco SEC Reports”). The Delanco SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof, and in the case of proxy statements, at the date of the relevant meeting) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Delanco SEC Reports or necessary in order to make the statements in such Delanco SEC Reports, in light of the circumstances under which they were made, not misleading. Each of the Delanco Financial Statements (including, in each case, any related notes) contained in the Delanco SEC Reports, including any Delanco SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by the SEC), and fairly presented in all material respects the consolidated financial position of Delanco and its Subsidiaries as at the respective dates and the consolidated results of operations, shareholders’ equity and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

(b)     Call Reports. The financial statements contained in the Call Reports of Delanco Bank for the periods ended June 30, 2017, March 31, 2017, December 31, 2016, and September 30, 2016 (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes and (iii) fairly present in all material respects the financial condition of Delanco Bank as of the respective dates set forth therein and the results of operations and shareholders’ equity for the respective periods set forth therein, subject to year-end adjustments. The financial statements contained in the Call Reports of Delanco Bank to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes and (C) will fairly present in all material respects the financial condition of Delanco Bank as of the respective dates set forth therein and the results of operations and shareholders’ equity of Delanco Bank for the respective periods set forth therein, subject to year-end adjustments.

(c)     Systems and Processes. Since March 31, 2016, Delanco and each of its Subsidiaries has had in place disclosure controls and procedures reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by Delanco in the Delanco SEC Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the chief executive officer, chief financial officer or other members of executive management of Delanco as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Delanco required by the SEC with respect to such reports. Delanco and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Delanco has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Delanco’s outside auditors and the audit committee of the board of directors of Delanco, (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that would be reasonably likely to adversely affect Delanco’s ability to accurately record, process summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Delanco’s internal control over financial reporting. No attorney representing Delanco or any of its Subsidiaries, whether or not employed by Delanco or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Delanco or any of its officers, directors or employees to the board of directors of Delanco or any committee thereof or to any director or officer of Delanco. To the Knowledge of Delanco, there has been no instance of fraud by any Delanco Entity, whether or not material, that occurred during any period covered by the Delanco Financial Statements.

(d)     Records. The records, systems, controls, data and information of Delanco and the Delanco Entities are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Delanco or the Delanco Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Delanco.

(e)     Auditor Independence. The independent registered public accounting firm engaged to express its opinion with respect to the Delanco’s Financial Statements is, and has been throughout the periods covered thereby, “independent” within the meaning of applicable accounting requirements. As of the date hereof, the external auditor for Delanco has not resigned or been dismissed as a result of or in connection with any disagreements with Delanco on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.8.	Books and Records.

The Books and Records have been and are being maintained in the Ordinary Course in accordance and compliance with all applicable accounting requirements and Laws and are complete and accurate in all material respects to reflect corporate action by Delanco.

4.9.	Absence of Undisclosed Liabilities.

No Delanco Entity has incurred any Liability, except for Liabilities (a) incurred in the Ordinary Course since March 31, 2017, (b) incurred in connection with this Agreement and the transactions contemplated hereby, or (c) that are accrued or reserved against in the consolidated balance sheet of Delanco as of March 31, 2017 included in the Delanco Financial Statements at and for the period ending March 31, 2017.

4.10.	Absence of Certain Changes or Events.

(a)     Since March 31, 2017, there has not been a Material Adverse Effect on Delanco.

(b)     Since March 31, 2017, (i) Delanco and Delanco Subsidiaries have carried on their respective businesses only in the ordinary and usual course of business consistent with their past practices, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material Asset owned, leased or otherwise used by Delanco or any Delanco Subsidiary whether or not covered by insurance and (iii) none of Delanco nor any of the Delanco Subsidiaries have taken any action that would be prohibited by Section 6.2 if taken after the date hereof.

4.11.	Tax Matters.

(a)     All Delanco Entities have timely filed with the appropriate Taxing authorities all material Tax Returns in all jurisdictions in which such Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the Delanco Entities is the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns obtained in the Ordinary Course). All material Taxes of the Delanco Entities (whether or not shown on any Tax Return) that are due have been fully and timely paid. There are no Liens for any material amount of Taxes (other than a Lien for Taxes not yet due and payable or which is being contested in appropriate proceedings) on any of the Assets of any of the Delanco Entities. No claim has ever been made in writing by an authority in a jurisdiction where any Delanco Entity does not file a Tax Return that such Delanco Entity may be subject to Taxes by that jurisdiction.

(b)     None of the Delanco Entities has received any written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits or examinations regarding any Taxes of any Delanco Entity or the Assets of any Delanco Entity which have not been paid, settled or withdrawn or for which adequate reserves have not been established. None of the Delanco Entities has waived any statute of limitations in respect of any Taxes.

(c)     Each Delanco Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Internal Revenue Code or similar provisions under foreign Law.

(d)     The unpaid Taxes of each Delanco Entity (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax Liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Delanco Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Delanco Entities in filing their Tax Returns.

(e)     None of the Delanco Entities is a party to any Tax indemnity, allocation or sharing agreement (other than any agreement solely between the Delanco Entities and other than any customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes) and none of the Delanco Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Delanco) or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law (other than the other members of the consolidated group of which Delanco is parent), or as a transferee or successor.

(f)     During the two-year period ending on the date hereof, none of the Delanco Entities was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Internal Revenue Code.

(g)     Each Delanco Benefit Plan, employment agreement or other compensation arrangement of target that constitutes a “nonqualified deferred compensation plan” subject to Section 409A of the Internal Revenue Code has been established, written and operated in compliance with Section 409A of the Internal Revenue Code and the regulations thereunder. Neither Delanco nor any Delanco Subsidiary has any current or future obligation to gross up or reimburse any employee or other service provider for Taxes.

(h)     None of the Delanco Entities will be required to include after the Closing any material adjustment in taxable income pursuant to Section 481 of the Internal Revenue Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. None of the Delanco Entities have participated in any “reportable transactions” within the meaning of Treasury Regulation Section 1.6011-4.

4.12.	Assets.

(a)     Each Delanco Entity has good and marketable title to those Assets reflected in the most recent Delanco Financial Statements as being owned by such Delanco Entity or acquired after the date thereof (except Assets sold or otherwise disposed of since the date thereof in the Ordinary Course), free and clear of all Liens, except (a) statutory Liens securing payments not yet due, (b) Liens for real property Taxes not yet due and payable, (c) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or Assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (d) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or Assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Liens”). Delanco is the fee simple owner of all owned real property and the lessee of all leasehold estates reflected in the most recent Delanco Financial Statements, free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be owned or leased thereunder, as applicable. There are no pending or, to the Knowledge of Delanco, threatened condemnation or eminent domain proceedings against any real property that is owned or leased by Delanco. Delanco and its Subsidiaries own or lease all properties as are necessary to their operations as now conducted and no person has any option or right to acquire or purchase any ownership interest in the owned real property or any portion thereof.

(b)     Section 4.12(b) of the Delanco Disclosure Memorandum sets forth a complete and correct list of all street addresses, legal descriptions and fee owners of all real property owned, leased or licensed by any Delanco Entity or otherwise occupied by a Delanco Entity or used or held for use by any Delanco Entity (collectively, the “Real Property”). Other than as set forth on Section 4.12(b) of the Delanco Disclosure Memorandum, there are no Persons in possession of any portion of any of the Real Property owned or leased by any Delanco Entity other than such Delanco Entity, and no Person other than a Delanco Entity has the right to use or occupy for any purpose any portion of any of the Real Property owned, leased or licensed by a Delanco Entity. Delanco or a Delanco Subsidiary has good and marketable fee title to all Real Property owned by it free and clear of all Liens, except Permitted Liens. There are no outstanding options, rights of first offer or refusal or other pre-emptive rights or purchase rights with respect to any such owned Real Property.

(c)     All leases of Real Property under which any Delanco Entity, as lessee, leases Real Property, are valid, binding and enforceable in accordance with their respective terms and Delanco or such Delanco Subsidiary has good and marketable leasehold interests to all Real Property leased by them. There is not under any such lease any material existing Default by any Delanco Entity or, to Delanco’s Knowledge, any other party thereto, or any event which with notice or lapse of time would constitute such a material Default and all rent and other sums and charges due and payable under such lease have been paid.

(d)     The Assets reflected in the most recent Delanco Financial Statements which are owned or leased by the Delanco Entities, and in combination with the Real Property, the Intellectual Property of any Delanco Entity, and contractual benefits and burdens of the Delanco Entities, constitute, as of the Closing Date, all of the Assets, rights and interests necessary to enable the Delanco Entities to operate consolidated businesses in the Ordinary Course and as the same is expected to be conducted on the Closing Date.

4.13.	Intellectual Property; Privacy.

(a)     Delanco Entity owns or has a valid license to use (in each case, free and clear of any Liens other than any Permitted Liens) all of the Intellectual Property necessary to carry on the business of such Delanco Entity. Each Delanco Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Delanco Entity in connection with such Delanco Entity’s business operations, and such Delanco Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Delanco Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Delanco threatened, which challenge the rights of any Delanco Entity with respect to Intellectual Property used, sold or licensed by such Delanco Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of the Delanco Entities and the use of any Intellectual Property by Delanco and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any other person. No Person has asserted to Delanco in writing that Delanco or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person. The validity, continuation and effectiveness of all licenses and other agreements relating to Intellectual Property used by any Delanco Entity in the course of its business and the current terms thereof will not be affected by the transactions contemplated by this Agreement. At and after the Effective Time, the use of the “Delanco Federal Savings Bank” trademark and trade name shall be transferred to First Bank in connection with the Merger and no Person besides First Bank (or another First Bank Entity, if applicable) shall have right and title to the “Delanco Federal Savings Bank” trademark and trade name. The Delanco Bank’s right to the use of and title to the name “Delanco Federal Savings Bank” will not be adversely impacted by consummation of the transactions contemplated by this Agreement.

(b)     (i) The computer, information technology and data processing systems, facilities and services used by Delanco and each of its Subsidiaries, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Systems”), are reasonably sufficient for the conduct of the respective businesses of Delanco and its Subsidiaries as currently conducted and (ii) the Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the respective businesses of Delanco and each of its Subsidiaries as currently conducted. To Delanco’s Knowledge, no third party has gained unauthorized access to any Systems owned or controlled by Delanco or any of its Subsidiaries, and Delanco and each of its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Systems are secure from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Delanco and each of its Subsidiaries has implemented backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably maintain the operation of the respective businesses of Delanco and each of its Subsidiaries in all material respects.

(c)     Delanco and each of its Subsidiaries has (i) complied in all material respects with its published privacy policies and internal privacy policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To Delanco’s Knowledge, there has been no loss, damage, or unauthorized access, use, modification, or other misuse of any such information by Delanco, any of its Subsidiaries or any other person.

4.14.	Environmental Matters.

(a)     Each Delanco Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance, in all material respects, with all Environmental Laws.

(b)     There is no Litigation pending or, to the Knowledge of Delanco, threatened before any court, governmental agency, or authority or other forum in which any Delanco Entity or any of its Operating Properties or Participation Facilities (or Delanco in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Delanco Entity or any of its Operating Properties or Participation Facilities, nor is there any reasonable basis for any Litigation of a type described in this sentence.

4.15.	Compliance with Laws.

(a)     Each Delanco Entity has, and since December 31, 2013 has had, in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now or then conducted (and have paid all fees and assessments due and payable in connection therewith). There has occurred no Default under any such Permit and to the Knowledge of Delanco no suspension or cancellation of any such Permit is threatened. None of the Delanco Entities:

(i)        is in Default under any of the provisions of its certificate of incorporation or bylaws (or other governing instruments);

(ii)       is in material Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business; or

(iii)     since December 31, 2013, has received any written notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof asserting that any Delanco Entity is not in compliance with any Laws or Orders or engaging in an unsafe or unsound activity.

(b)     Delanco and each Delanco Entity is in material compliance with all applicable Laws, regulatory capital requirements, or Orders to which they or their properties or Assets may be subject, including the Securities Laws, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any Laws promulgated by the Consumer Financial Protection Bureau, Laws administered or enforced by the Federal Reserve, or the FDIC, all Laws relating to data protection or privacy, any applicable state, federal or self-regulatory organization, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the Bank Secrecy Act, the USA PATRIOT Act of 2001, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, all other applicable fair lending and fair housing Laws or other Laws relating to discrimination (including, without limitation, anti-redlining, equal credit opportunity and fair credit reporting), Fair Debt Collections Practices Act, the Electronic Funds Transfer Act, all Laws relating to truth-in-lending, real estate settlement procedures or consumer credit (including, without limitation, the Consumer Credit Protection Act, the Truth-in-Lending Act and Regulation Z, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act of 1974 and Regulation X, the Equal Credit Opportunity Act and Regulation B, and applicable regulations thereunder), Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Gramm-Leach-Bliley Act, the BHC Act, the FDIA, the Sarbanes-Oxley Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Delanco is “well-capitalized” and “well managed” (as those terms are defined in applicable regulations).

(c)     Delanco Bank (i) has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts, (ii) has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite custom reports required by any agency of the U.S. Department of the Treasury, including the IRS, and (iii) has timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (bureau of the U.S. Department of the Treasury) required to be filed by it pursuant to applicable Laws and regulations referenced in this Section 4.15 and Sections 4.17 and 4.33.

(d)     Since December 31, 2013, Delanco and each of its Subsidiaries has properly administered, in all material respects, all accounts for which Delanco or any of its Subsidiaries acts as a fiduciary, including accounts for which Delanco or any of its Subsidiaries serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the applicable governing documents and applicable Laws. Since December 31, 2013, none of Delanco or any of its Subsidiaries, or, to Delanco’s Knowledge, any director, officer, or employee of Delanco or its Subsidiaries, has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

4.16.	Community Reinvestment Act Performance.

Delanco Bank is an “insured depositary institution” as defined in the FDIA and applicable regulations thereunder, is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” or “outstanding” in its most recently completed examination, and Delanco has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in Delanco Bank having its current rating lowered such that it is no longer “satisfactory” or “outstanding.”

4.17.	Foreign Corrupt Practices.

No Delanco Entity, or, to the Knowledge of Delanco, any director, officer, agent, employee or other Person acting on behalf of a Delanco Entity has, in the course of its actions for, or on behalf of, any Delanco Entity (i) used any funds of Delanco or any of its Subsidiaries for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from funds of Delanco or any of its Subsidiaries, (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any similar Law, (iv) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Delanco or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Delanco or any of its Subsidiaries, (v) established or maintained any unlawful fund of monies or other Assets of Delanco or any of its Subsidiaries, (vi) made any fraudulent entry on the books or records of Delanco or any of its Subsidiaries or (vii) violated or is in violation of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act, the USA PATRIOT ACT of 2001, the money laundering Laws of any jurisdiction, and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Regulatory Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Regulatory Authority or any arbitrator involving any Delanco Entity with respect to the Money Laundering Laws is pending or, to the Knowledge of Delanco, threatened. Each Delanco Entity has been conducting operations at all times in compliance with applicable financial recordkeeping and reporting requirements of all Money Laundering Laws administered and each Delanco Entity has established and maintained a system of internal controls designed to ensure compliance by the Delanco Entities with applicable financial recordkeeping and reporting requirements of the Money Laundering Laws.

4.18.	Labor and Employment.

(a)     Section 4.18(b)(i) of Delanco’s Disclosure Memorandum sets forth a true and complete list of all employees of the Delanco Entities, including for each such employee: name, job title, hire date, whether full-time or part-time, Fair Labor Standards Act designation, work location, current annual salary, current annual bonus opportunity, fringe benefits (other than employee benefits applicable to all employees), bonus payouts for the past three years, and immigration status. Section 4.18(c)(ii) of Delanco’s Disclosure Memorandum sets forth a true and complete list of all independent contractors or consultants used by the Delanco Entities at any point during the prior three years, including for each such person: name, contact information, description of the services performed, consulting fee and consulting term. To Delanco’s Knowledge, no employee, independent contractor or consultant of any Delanco Entity is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality or non-competition agreement, that in any way adversely affects or restricts the performance of such person’s duties for the Delanco Entities. Each current and former employee, independent contractor and consultant of the Delanco Entities who has contributed to the creation or development of any Intellectual Property owned by any Delanco Entity has executed a nondisclosure and assignment-of-rights agreement for the benefit of the Delanco Entities and the Delanco Entities are the owner of all rights in and to all Intellectual Property created by such person in performing services for the Delanco Entities. No current employee, independent contractor or consultant of any Delanco Entity has provided written notice to a Delanco Entity of his or her intent to terminate employment or services with any Delanco Entity. No Delanco Entity has any “leased employees” within the meaning of Section 414(n) of the Internal Revenue Code. No employee of the Delanco Entities has a principal place of employment outside the United States or is subject to the labor and employment laws of any country other than the United States.

(b)     No Delanco Entity has, at any time, been a party to or had any obligations under a collective bargaining, works council or similar agreement. No Delanco Entity has at any time had, nor to the Delanco’s Knowledge is there now threatened, any walkout, strike, union activity, picketing, work stoppage, work slowdown, or any effort or attempt to organize, certify or represent the labor force of any Delanco Entity. There are no controversies, claims, audits, investigations, actions or similar proceedings pending or threatened with respect to any current or former employees or other service providers of the Delanco Entities regarding their employment or affiliation with any Delanco Entity.

(c)     Each Delanco Entity is and at all times has been in compliance, in all material respects, with all Law governing labor, employment and the withholding of Taxes, including but not limited to, all contractual commitments and all Laws relating to wages, hours, overtime, affirmative action, employee benefits, worker classification, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, reporting, collection and payment of withholding and/or Social Security taxes and similar taxes, and immigration. Each individual who has been classified by the Delanco Entities as a non-employee has been properly classified under all applicable Laws, and no such individual shall have a claim against any Delanco Entity for eligibility to participate in, or benefits under, any Delanco Benefit Plan if such individual is later reclassified as an employee of the Delanco Entities.

(d)     Each Delanco Entity has, or will have no later than the Closing Date, paid all accrued salaries, wages, bonuses, commissions, overtime, and other amounts due to be paid through the Closing Date. The Delanco Entities have no Liability with respect to any Taxes (or the withholding thereof) in connection with any independent contractor, consultant, director or other non-employee service provider of any Delanco Entity. Except as set forth on Section 4.18(d) of Delanco’s Disclosure Memorandum, the employment of each employee and the engagement of each independent contractor or consultant of the Delanco Entities are terminable at will by the relevant Delanco Entity without any penalty, liability or severance obligation incurred by the Delanco Entity.

4.19.	Employee Benefit Plans.

(a)     Section 4.19(a) of Delanco’s Disclosure Memorandum sets forth a complete and accurate list of all Delanco Benefit Plans. With respect to each Delanco Benefit Plan, Delanco has made available to First Bank prior to the execution of this Agreement true and correct copies of, if applicable: (i) the governing plan document and all amendments thereto (or, if such Delanco Benefit Plan is unwritten, a written description of its material terms), (ii) the summary plan description, any summaries of material modifications and any other material employee communications, (iii) the annual reports on Forms 5500 for the last three plan years, (iv) any actuarial valuations, (v) material contracts including trust agreements, insurance contracts, and administrative services agreements, (vi) the most recent determination or opinion letters for any Delanco Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code and (vii) any correspondence with the Department of Labor, Internal Revenue Service or any other governmental entity regarding such Delanco Benefit Plan. No Delanco Benefit Plan is subject to any laws other than those of the United States or any state, county or municipality in the United States.

(b)     Each Delanco Benefit Plan is and has been established, maintained and administered, in all material respects, in accordance with its terms and with all provisions of ERISA, the Internal Revenue Code and all other applicable Laws. No Delanco Benefit Plan is required to be amended within the ninety-day period beginning on the Closing Date in order to continue to comply with ERISA, the Internal Revenue Code, or any other applicable Law. Neither Delanco nor any ERISA Affiliate has, or could reasonably be expected to have, any material Liability for Taxes or reporting obligations under Sections 4975 through 4980 or Sections 4980B through 4980I of the Internal Revenue Code. No actions, investigations, proceedings, suits or claims with respect to any Delanco Benefit Plan are pending or, to Delanco’s Knowledge, threatened, and there are no facts that reasonably would be expected to give rise to any such actions, investigations, proceedings, suits or claims against any Delanco Benefit Plan, any fiduciary with respect to a Delanco Benefit Plan or the assets of a Delanco Benefit Plan (other than routine claims for benefits).

(c)     Each Delanco Benefit Plan that is a health or welfare plan has been amended and administered in accordance with the requirements of the Patient Protection and Affordable Care Act of 2010, as amended. Delanco maintains a health plan that satisfies the requirements for “minimum essential coverage” under Section 4980H(a) of the Internal Revenue Code (as applicable to “applicable large employers” within the meaning of Section 4980H(a) of the Internal Revenue Code, without regard to whether Delanco is an “applicable large employer”), which minimum essential coverage satisfies an affordability safe harbor under Treasury Regulation Section 54.4980H-5 and provides “minimum value” as defined in Treasury Regulation Section 54.4980H-1(a)(28), and Delanco has offered such minimum essential coverage to all “full-time employees” (within the meaning of Section 4980H of the Internal Revenue Code) and their dependents.

(d)     Each Delanco Benefit Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code is so qualified and has received a favorable determination letter or opinion letter, as applicable, from the Internal Revenue Service that is still in effect and on which such Delanco Benefit Plan is entitled to rely, and there are no facts or circumstances that could reasonably be expected to cause the loss of such qualification or the imposition of material Liability, penalty or tax under ERISA, the Internal Revenue Code or any other applicable Laws. All assets of each Delanco Benefit Plan that is a qualified retirement plan consists solely of cash and actively traded securities.

(e)     Neither Delanco nor any ERISA Affiliate has at any time been a party to or maintained, sponsored, contributed to or has been obligated to contribute to, or had any Liability with respect to (i) any plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (as defined in ERISA Section 3(37) or 4001(a)(3)), (iii) a “multiple employer plan” (as defined in 29 C.F.R. § 4001.2) or a plan subject to Section 413(c) of the Code, (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA or applicable state law), (iii) a self-funded health or other welfare benefit plan, or (iv) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Internal Revenue Code). No Delanco Entity has any Liability or obligation to provide postretirement health, medical or life insurance benefits to any current or former employee or other service provider of any Delanco Entity, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation Laws and for which the covered individual pays the full cost of coverage.

(f)     Prior to the Closing Date, Delanco shall have made all contributions required to be made to or with respect to each Delanco Benefit Plan as of the Closing Date and paid or accrued all Liabilities on account of any Delanco Benefit Plan in existence on or before the Closing Date. All contributions under a Delanco Benefit Plan that are due have been made within the time periods, if any, prescribed by ERISA and the Internal Revenue Code, and all contributions for any period ending on or before the Closing Date that are not yet due have been made to each such plan or accrued in accordance with the past custom and practice of Delanco. Each Delanco Benefit Plan may be terminated as of or after the Closing Date without resulting in any Liability to First Bank or the Surviving Corporation for any additional contributions, penalties, premiums, fees, fines, excise taxes, or any other charges or liabilities.

(g)     Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event): (i) result in any payment that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Internal Revenue Code; (ii) result in any payment or benefit becoming due, or increase the amount of any payment or benefit due (x) to any current or former employee or other service provider of any Delanco Entity or (y) under any Delanco Benefit Plan, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits; (iv) result in the triggering or imposition of any restrictions or limitations on the rights of Delanco to amend or terminate any Delanco Benefit Plan; or (v) require the funding of any benefits or setting aside of benefits in a trust (including a rabbi trust).

4.20.	Material Contracts.

Except as otherwise reflected in the Delanco Financial Statements, none of the Delanco Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, any Contract (whether written or oral), (a) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) and that has not been filed as an exhibit to a Delanco SEC Report, (b) that is an employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (c) relating to the borrowing of money by any Delanco Entity or the guarantee by any Delanco Entity of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, advances and loans from the Federal Home Loan Bank, and trade payables, in each case in the Ordinary Course) in excess of $25,000, (d) which prohibits or restricts any Delanco Entity (and/or, following consummation of the transactions contemplated by this Agreement, First Bank) from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (e) relating to the purchase or sale of any goods or services by a Delanco Entity (other than Contracts entered into in the Ordinary Course and involving payments under any individual Contract not in excess of $50,000 over its remaining term or involving Loans, borrowings or guarantees originated or purchased by any Delanco Entity in the Ordinary Course), (f) which obligates any Delanco Entity to conduct business with any third party on an exclusive or preferential basis, or requires referrals of business or any Delanco Entity to make available investment opportunities to any Person on a priority or exclusive basis, (g) which limits the payment of dividends by any Delanco Entity, (h) pursuant to which any Delanco Entity has agreed with any third parties to become a member of, manage or control a joint venture, partnership, limited liability company or other similar entity, (i) pursuant to which any Delanco Entity has agreed with any third party to a change of control transaction such as an acquisition, divestiture or merger or contains a put, call or similar right involving the purchase or sale of any equity interests or Assets of any Person and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect, (j) which relates to Intellectual Property of Delanco (except for shrink-wrap, click-through or similar non-exclusive licenses for off-the-shelf or generally commercially available software), (k) between any Delanco Entity, on the one hand, and (i) any officer or director of any Delanco Entity, or (ii) to the Knowledge of Delanco, any (x) record or beneficial owner of five percent or more of the voting securities of Delanco, (y) Affiliate or family member of any such officer, director or record or beneficial owner or (z) any other Affiliate of Delanco, on the other hand, except those of a type available to employees of Delanco generally, (l) that provides for payments to be made by Delanco or any of its Subsidiaries upon a change in control thereof, (m) that may not be canceled by First Bank (after the consummation of the transactions contemplated herein), Delanco or any of their respective Subsidiaries without payment of a penalty or termination fee equal to or greater than $50,000 (assuming such Contract was terminated on the Closing Date), (n) containing any standstill or similar agreement pursuant to which Delanco has agreed not to acquire Assets or equity interests of another Person, (p) that provides for indemnification by Delanco or any of its Subsidiaries of any Person, except for non-material Contracts entered into in the Ordinary Course, (o) with or to a labor union or guild (including any collective bargaining agreement), (p) that grants any “most favored nation” right, right of first refusal, right of first offer or similar right with respect to any material Assets, or rights of Delanco or its Subsidiaries, taken as a whole, or (q) any other Contract or amendment thereto that is material to any Delanco Entity or their respective business or Assets and not otherwise entered into in the Ordinary Course. Each Contract of the type described in this Section 4.20, whether or not set forth in Delanco’s Disclosure Memorandum together with all Contracts referred to in Sections 4.13 and 4.19(a), are referred to herein as the “Delanco Contracts.” With respect to each Delanco Contract: (i) the Delanco Contract is legal, valid and binding on Delanco or a Delanco Subsidiary and is in full force and effect and is enforceable in accordance with its terms; (ii) no Delanco Entity is in Default thereunder; (iii) no Delanco Entity has repudiated or waived any material provision of any such Delanco Contract; (iv) no other party to any such Delanco Contract is, to the Knowledge of Delanco, in Default or has repudiated or waived any material provision thereunder; and (v) there is not pending or, to the Knowledge of Delanco, threatened cancellations of any Delanco Contract. All of the Delanco Contracts have been Previously Disclosed and complete and correct copies of each Delanco Contract have been made available to First Bank. All of the indebtedness of any Delanco Entity for money borrowed is prepayable at any time by such Delanco Entity without penalty or premium.

4.21.	Agreements with Regulatory Authorities.

Neither Delanco nor any of its Subsidiaries is subject to any cease-and-desist order or enforcement action issued by, or is a party to any formal or informal written agreement, consent decree, or memorandum of understanding with, or is a party to any commitment letter, safety and soundness compliance plan, order of prohibition or suspension or other written statement as described under 12 U.S.C. 1818(u), or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been a recipient of any supervisory letter from, or has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in Delanco’s Disclosure Memorandum, a “Delanco Regulatory Agreement”), nor has Delanco or any Delanco Subsidiary been advised in writing or, to Delanco’s Knowledge, orally, since December 31, 2013, by any Regulatory Authority that it is considering issuing, initiating, ordering, or requesting any such Delanco Regulatory Agreement.

4.22.	Investment Securities.

(a)     Each of Delanco and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements, borrowings of federal funds or advances and loans from the Federal Reserve Banks or Federal Home Loan Banks or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the Delanco Financial Statements and (ii) to the extent such securities or commodities are pledged in the Ordinary Course to secure obligations of Delanco or its Subsidiaries. Such securities are valued on the books of Delanco in accordance with GAAP in all material respects.

(b)     Delanco and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Delanco believes are prudent and reasonable in the context of their respective businesses, and Delanco and its Subsidiaries have, since December 31, 2013, been in compliance with such policies, practices and procedures in all material respects.

4.23.	Derivative Instruments and Transactions.

All Derivative Transactions (as defined below) whether entered into for the account of any Delanco Entity or for the account of a customer of any Delanco Entity (a) were entered into in the Ordinary Course and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Regulatory Authorities, (b) are legal, valid and binding obligations of the Delanco Entity party thereto and, to the Knowledge of Delanco, each of the counterparties thereto and (c) are in full force and effect and enforceable in accordance with their terms. Delanco or its Subsidiaries and, to the Knowledge of Delanco, the counterparties to all such Derivative Transactions, have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the Knowledge of Delanco, there are no material breaches, violations or Defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position of Delanco and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the Books and Records of Delanco and such Subsidiaries in accordance with GAAP. For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

4.24.	Legal Proceedings.

There is no Litigation instituted or pending, or, to the Knowledge of Delanco, threatened against any Delanco Entity, or against any current or former director, officer or employee of a Delanco Entity in their capacities as such or Delanco Benefit Plan , or against any Asset, interest, or right of any of them, nor are there any Orders outstanding against any Delanco Entity, in each case, that has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Delanco. Section 4.24 of Delanco’s Disclosure Memorandum sets forth a list of all Litigation as of the date of this Agreement to which any Delanco Entity is a party. Section 4.24 of Delanco’s Disclosure Memorandum sets forth a list of all Orders to which any Delanco Entity is subject.

4.25.	Statements True and Correct.

(a)     None of the information supplied or to be supplied by any Delanco Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Proxy Statement to be filed by First Bank with the FDIC and Delanco with the SEC will, when supplied or when the Proxy Statement is cleared by the FDIC or the SEC, as applicable (or when incorporated by reference), be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. The portions of the Proxy Statement relating to Delanco and its Subsidiaries and other portions within the reasonable control of Delanco and its Subsidiaries will comply as to form in all material respects with the requirements of the FDIC and with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

(b)     None of the information supplied or to be supplied by any Delanco Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Proxy Statement, and any other documents to be filed by a Delanco Entity or any Affiliate thereof with any Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such information is supplied and such documents are filed (or when incorporated by reference), and with respect to the Proxy Statement, when first mailed to the shareholders of Delanco, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of Delanco’s Shareholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Delanco’s Shareholders’ Meeting.

4.26.	State Takeover Statutes and Takeover Provisions.

Delanco has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”). No Delanco Entity is the beneficial owner (directly or indirectly) of more than 10% of the outstanding capital stock of First Bank entitled to vote in the election of First Bank’s directors.

4.27.	Opinion of Financial Advisor.

Delanco has received the opinion of FinPro Capital Advisors, Inc., which, if initially rendered verbally has been confirmed by a written opinion, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of Delanco Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.28.	Tax and Regulatory Matters.

No Delanco Entity or, to the Knowledge of Delanco, any Affiliate thereof has taken or agreed to take any action, and Delanco does not have any Knowledge of any agreement, plan or other circumstance, that is reasonably likely to (a) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code or (b) materially impede or delay receipt of any of the Requisite Regulatory Approvals.

4.29.	Loan Matters.

(a)     Except as such disclosure may be limited by any applicable Law, Section 4.29(a) of Delanco’s Disclosure Memorandum sets forth a true, correct and complete list of (i) any written or oral Loans in which Delanco or any Delanco Subsidiary is a creditor which as of June 30, 2017, had an outstanding balance of $50,000 or more and under the terms of which the obligor was, as of September 30, 2017, over 90 days or more delinquent in payment of principal or interest, (ii) all of the Loans of Delanco and its Subsidiaries that, (A) as of June 30, 2017 had an outstanding balance of $50,000 or more and were (1) on non-accrual status or (2) classified by Delanco as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date, (B) with respect to which, since December 31, 2013, the interest rate has been reduced and/or the maturity date has been extended subsequent to the agreement under which such Loan or Loan participation was originally created due to concerns regarding the borrower’s ability to pay in accordance with the initial terms, excluding, in the case of this clause (B), (x) those Loans Delanco classifies as government insured pool buyout loans or residential mortgage loans and (y) Loans with a principal amount of $50,000 or less individually, and (iii) each asset of Delanco or any Delanco Subsidiary that, as of June 30, 2017, is classified by Delanco as “Other Real Estate Owned” and the book value thereof, other than such assets with a book value of $50,000 or less individually.

(b)     Each Loan currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by a Delanco Entity and are complete and correct in all material respects.

(c)     Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, Delanco’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.

(d)     None of the Contracts pursuant to which any Delanco Entity has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan. Except as would not be material to Delanco and its Subsidiaries, each Loan included in a pool of Loans originated, securitized or, to the Knowledge of Delanco, acquired by Delanco or any of its Subsidiaries (a “Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and Loan guaranty certificates) for inclusion in such Pool. All such Pools have been finally certified or, if required, recertified in accordance with all applicable Laws, rules and regulations, except where the time for certification or recertification has not yet expired. No Pools have been improperly certified, and, except as would not be material to Delanco and its Subsidiaries, no Loan has been bought out of a Pool without all required approvals of the applicable investors.

(e)     (i) Section 4.29(e) of Delanco’s Disclosure Memorandum sets forth a list of all Loans as of the date hereof by Delanco to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of any Delanco Entity, (ii) there are no employee, officer, director, principal shareholder or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O and (iii) all such Loans are and were originated in compliance in all material respects with all applicable Laws.

(f)     Neither Delanco nor any of its Subsidiaries is now nor has it ever been since December 31, 2013, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

4.30.	Deposits.

All of the deposits held by Delanco (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (a) all applicable policies, practices and procedures of Delanco and (b) all applicable Laws, including Money Laundering Laws and anti-terrorism or embargoed persons requirements. All of the deposits held by Delanco are insured to the maximum limit set by the FDIC, and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of Delanco, threatened.

4.31.	Allowance for Loan and Lease Losses.

The allowance for loan and lease losses (“ALLL”) reflected in the Delanco Financial Statements was, as of the date of each of the Delanco Financial Statements, in the opinion of management of Delanco, in compliance with Delanco’s existing methodology for determining the adequacy of its ALLL and in compliance in all material respects with the standards established by the applicable Regulatory Authority, the Financial Accounting Standards Board and GAAP.

4.32.	Insurance.

Delanco Entities are insured with reputable insurers against such risks and in such amounts as the management of Delanco reasonably has determined to be prudent and consistent with industry practice. Section 4.32 of Delanco’s Disclosure Memorandum contains a true, correct and complete list and a brief description (including the name of the insurer, agent, coverage and the expiration date) of all insurance policies in force on the date hereof with respect to the business and Assets of the Delanco Entities, correct and complete copies of which policies have been provided to First Bank prior to the date hereof. The Delanco Entities are in material compliance with their insurance policies and are not in Default under any of the material terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Delanco Entities or Delanco is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all material claims thereunder have been filed in due and timely fashion. To Delanco’s Knowledge, no Delanco Entity has received any written notice of cancellation or non-renewal of any such policies, nor, to Delanco’s Knowledge, is the termination of any such policies threatened.

4.33.	OFAC; Sanctions.

None of Delanco, any Delanco Entity or any director or officer or, to the Knowledge of Delanco, any agent, employee, Affiliate or other Person acting on behalf of any Delanco Entity (a) engaged in any services (including financial services), transfers of goods, software, or technology, or any other business activity related to (i) Cuba, Iran, North Korea, Sudan, Syria or the Crimea region of Ukraine claimed by Russia (“Sanctioned Countries”), (ii) the government of any Sanctioned Country, (iii) any person, entity or organization located in, resident in, formed under the laws of, or owned or controlled by the government of, any Sanctioned Country, or (iv) any Person made subject of any sanctions administered or enforced by the United States Government, including, without limitation, the list of Specially Designated Nationals (“SDN List”) of the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), or by the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), (b) engaged in any transfers of goods, technologies or services (including financial services) that may assist the governments of Sanctioned Countries or facilitate money laundering or other activities proscribed by United States Law, (c) is a Person currently the subject of any Sanctions or (d) is located, organized or resident in any Sanctioned Country.

4.34.	Brokers and Finders.

Except for FinPro Capital Advisors, Inc., neither Delanco nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

4.35.	Transactions with Affiliates.

There are no Contracts, plans, arrangements or other transactions between any Delanco Entity, on the one hand, and (a) any officer or director of any Delanco Entity, (b) to Delanco’s Knowledge, any (i) record or beneficial owner of five percent or more of the voting securities of Delanco or (ii) Affiliate or family member of any such officer, director or record or beneficial owner, or (c) any other Affiliate of Delanco, on the other hand, except those, in each case, of a type available to employees of Delanco generally.

4.36.	Investment Adviser Subsidiary.

Neither Delanco nor any Delanco Subsidiary provides investment management, investment advisory or sub-advisory services to any Person (including management and advice provided to separate accounts and participation in wrap fee programs) and that is required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

4.37.	No Broker-Dealer Subsidiary.

Neither Delanco nor any Delanco Subsidiary is a broker-dealer required to be registered under the Exchange Act with the SEC.

4.38.	No Insurance Subsidiary.

Neither Delanco nor any Delanco Subsidiary conducts insurance operations that require a license from any national, state or local governmental authority or Regulatory Authority under any applicable Law.

Article 5
REPRESENTATIONS AND WARRANTIES OF BUYER

Except (a) as Previously Disclosed or (b) for information and documents commonly known as “confidential supervisory information” that is prohibited from disclosure (and as to which nothing in this Agreement shall require disclosure), First Bank hereby represents and warrants to Delanco as follows:

5.1.	The Standard.

No representation or warranty of First Bank contained in Article 5 shall be deemed untrue or incorrect, and First Bank shall not be deemed to have breached a representation or warranty, in each case for all purposes hereunder, including the condition set forth in Section 8.3(a), as a consequence or result of the existence or absence of any fact, circumstance, change or event unless such fact, circumstance, change or event, individually or taken together with all other facts, circumstances, changes or events inconsistent with any representation or warranty contained in Article 5 has had or is reasonably likely to have a Material Adverse Effect on First Bank (it being understood that for the purpose of determining the accuracy of such representations and warranties, other than the representation in Section 5.7, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded); provided, that the foregoing shall not apply to the representations in Sections 5.2 (first sentence only), 5.3, 5.3(b)(i), 5.4(b) and 5.14, which shall be true and correct in all material respects, and the representations and warranties in Sections 5.4(a), 5.4(c), 5.7 and 5.17 which shall be true and correct in all respects (except for inaccuracies in Sections 5.4(a) and 5.4(c) that are de minimis in amount).

5.2.	Organization, Standing, and Power.

(a)     First Bank is a bank duly organized, validly existing, and in good standing under the Laws of the State of New Jersey, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. First Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed.

(b)     From and after the date of incorporation of Merger Sub, First Bank shall own beneficially and of record all of the outstanding capital stock of Merger Sub, free and clear of all Liens. Merger Sub will be formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement, and immediately prior to the execution of the Joinder Agreement, Merger Sub will not have any Liabilities of any nature other than those incident to its formation and pursuant to the Merger, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Merger and the other transactions contemplated by this Agreement.

5.3.	Authority; No Breach By Agreement.

(a)     Authority. First Bank has and Merger Sub, as of the date it executes and delivers the Joinder Agreement, will have the corporate power and authority necessary to execute, deliver, in the case of First Bank, this Agreement and, in the case of Merger Sub, the Joinder Agreement and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement (in the case of Merger Sub, by executing and delivering the Joinder Agreement) and the consummation of the transactions contemplated herein, including the Merger and the Bank Merger, have been (in the case of First Bank) or will have been upon the execution and delivery of the Joinder Agreement (in the case of Merger Sub), duly and validly authorized by all necessary corporate action in respect thereof on the part of First Bank and Merger Sub. Assuming the due authorization, execution and delivery by Delanco, this Agreement represents a legal, valid, and binding obligation of First Bank and, upon the execution and delivery of the Joinder Agreement by Merger Sub, will constitute a legal and binding obligation of Merger Sub, enforceable against First Bank and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)     No Conflicts. Neither the execution and delivery of this Agreement by First Bank or Merger Sub (in the case of Merger Sub, by the execution and delivery of the Joinder Agreement), nor the consummation by First Bank or Merger Sub of the transactions contemplated hereby, nor compliance by First Bank with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of First Bank’s Certificate of Incorporation or Bylaws or Merger Sub’s certificate of incorporation or bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any First Bank Entity under, any Contract or Permit of any First Bank Entity, or (iii) subject to receipt of the Requisite Regulatory Approvals, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any First Bank Entity or any of their respective material Assets.

(c)     Consents. Other than in connection or compliance with the provisions of the Securities Laws (including the filing and declaration of effectiveness of the Proxy Statement), applicable state corporate and Securities Laws, the rules of NASDAQ, the NJBA, the Laws of the State of New Jersey with respect to First Bank, and the Requisite Regulatory Approvals, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by First Bank of the Merger, the Bank Merger and the other transactions contemplated in this Agreement.

5.4.	Capital Stock.

(a)     The authorized capital stock of First Bank consists of (i) 20,000,000 shares of First Bank Common Stock, of which 17,437,173 shares are issued and outstanding as of October 13, 2017, and (ii) 5,000,000 shares of preferred stock, par value $2.00 per share, of First Bank, of which no shares are issued and outstanding as of October 13, 2017. As of the date of this Agreement, no more than 777,297 shares of First Bank Common Stock are subject to First Bank Options or other Equity Rights in respect of First Bank Common Stock, and no more than 625,000 shares of First Bank Common Stock were reserved for future grants under the First Bank Stock Plans. Upon any issuance of any shares of First Bank Common Stock in accordance with the terms of the First Bank Stock Plans, such shares will be duly and validly issued and fully paid and nonassessable.

(b)     All of the issued and outstanding shares of First Bank Capital Stock are, and all of the shares of First Bank Common Stock to be issued in exchange for shares of Delanco Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the NJBA. None of the shares of First Bank Common Stock to be issued in exchange for shares of Delanco Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of First Bank.

(c)     Except as set forth in Section 5.4(a), as of October 13, 2017, 2017, there are no shares of capital stock or other equity securities of First Bank outstanding and no outstanding Equity Rights relating to the capital stock of First Bank. No First Bank Subsidiary owns any capital stock of Delanco.

5.5.	SEC Filings; Financial Statements.

(a)     First Bank has timely filed and made available to Delanco all FDIC Documents required to be filed by First Bank since December 31, 2016 (the “First Bank FDIC Reports”). The First Bank FDIC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof, and in the case of proxy statements, at the date of the relevant meeting) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such First Bank FDIC Reports or necessary in order to make the statements in such First Bank FDIC Reports, in light of the circumstances under which they were made, not misleading.

(b)     Each of the First Bank Financial Statements (including, in each case, any related notes) contained in the First Bank FDIC Reports, including any First Bank FDIC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the FDIC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by the FDIC), and fairly presented in all material respects the consolidated financial position of First Bank and its Subsidiaries as at the respective dates and the consolidated results of operations, shareholders’ equity and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

(c)     Since December 31, 2016, First Bank and each of its Subsidiaries has had in place disclosure controls and procedures reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by First Bank in the First Bank FDIC Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the FDIC, and that such information is accumulated and communicated to the chief executive officer, chief financial officer or other members of executive management of First Bank as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of First Bank required by the FDIC with respect to such reports.

(d)     First Bank and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. First Bank has disclosed, based on its most recent evaluation prior to the date of this Agreement, to First Bank’s outside auditors and the audit committee of the board of directors of First Bank, (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that would be reasonably likely to adversely affect First Bank’s ability to accurately record, process summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in First Bank’s internal control over financial reporting.

(e)     Since December 31, 2013, (i) neither any First Bank Entity nor, to the Knowledge of First Bank, any director, officer, employee, auditor, accountant or representative of any First Bank Entity has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any First Bank Entity or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any First Bank Entity has engaged in questionable accounting or auditing practices and (ii) no attorney representing any First Bank Entity, whether or not employed by any First Bank Entity, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by First Bank or any of its officers, directors, employees or agents to the board of directors of First Bank or any committee thereof or to any of First Bank’s directors or officers.

5.6.	Absence of Undisclosed Liabilities.

No First Bank Entity has incurred any Liability, except (a) such Liabilities incurred in the Ordinary Course consistent with past practice since December 31, 2016, (b) in connection with this Agreement and the transactions contemplated hereby, and (c) such Liabilities that are accrued or reserved against in the consolidated balance sheets of First Bank as of December 31, 2016, included in the First Bank Financial Statements delivered or filed prior to the date of this Agreement.

5.7.	Absence of Certain Changes or Events.

Since December 31, 2016 there has not been a Material Adverse Effect on First Bank.

5.8.	Tax Matters.

(a)     The First Bank Entities have timely filed with the appropriate Taxing authorities all material Tax Returns in all jurisdictions in which such Tax Returns are required to be filed and such Tax Returns are correct and complete in all material respects. The First Bank Entities are not the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns obtained in the Ordinary Course). All material Taxes of the First Bank Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any material amount of Taxes (other than a Lien for Taxes not yet due and payable or for which are being contested in appropriate proceedings) on any of the Assets of the First Bank Entities. No claim has ever been made in writing by an authority in a jurisdiction where any First Bank Entity does not file a Tax Return that such First Bank Entity may be subject to Taxes by that jurisdiction.

(b)     None of the First Bank Entities has received any written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits or examinations regarding any Taxes of any First Bank Entity. None of the First Bank Entities has waived any statute of limitations in respect of any Taxes.

(c)     Each First Bank Entity has complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Internal Revenue Code or similar provisions under foreign Law.

5.9.	Compliance with Laws.

(a)     Each First Bank Entity has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted and there has occurred no Default under any such Permit. None of the First Bank Entities:

(i)       is in Default under its Certificate of Incorporation or Bylaws (or other governing instruments); or

(ii)      is in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business; or

(iii)     since December 31, 2013, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any First Bank Entity is not in compliance with any Laws or Orders, or (ii) requiring any First Bank Entity to enter into or consent to the issuance of a cease and desist order, injunction, formal or informal agreement, directive, consent decree, commitment or memorandum of understanding, order of prohibition or suspension or other written statements as described under 12 U.S.C. 1818(u), or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business.

(b)     First Bank and each First Bank Entity is in compliance with all applicable Laws, regulatory capital requirements, or Orders to which they or their properties or Assets may be subject, including the Securities Laws, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any Laws promulgated by the Consumer Financial Protection Bureau, Laws administered or enforced by the Federal Reserve, or the FDIC, all laws related to data protection or privacy, any applicable state, federal or self-regulatory organization, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the Bank Secrecy Act, the USA PATRIOT Act of 2001, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, all other applicable fair lending and fair housing Laws or other Laws relating to discrimination (including, without limitation, anti-redlining, equal credit opportunity and fair credit reporting), Fair Debt Collections Practices Act, the Electronic Funds Transfer Act, all Laws relating to truth-in-lending, real estate settlement procedures or consumer credit (including, without limitation, the Consumer Credit Protection Act, the Truth-in-Lending Act and Regulation Z, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act of 1974 and Regulation X, the Equal Credit Opportunity Act and Regulation B, and applicable regulations thereunder), Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Gramm-Leach-Bliley Act, the BHC Act, the FDIA, the Sarbanes-Oxley Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

5.10.	Community Reinvestment Act Performance.

First Bank is an “insured depositary institution” as defined in the FDIA and applicable regulations thereunder, is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” or “outstanding” in its most recently completed examination, and First Bank has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in First Bank having its current rating lowered such that it is no longer “satisfactory” or “outstanding.”

5.11.	Legal Proceedings.

There is no Litigation instituted or pending, or, to the Knowledge of First Bank, threatened against any First Bank Entity, or against any director, employee or employee benefit plan of any First Bank Entity, or against any Asset, interest, or right of any of them, nor are there any Orders outstanding against any First Bank Entity.

5.12.	Reports.

Since December 31, 2013, each First Bank Entity has filed all material reports and statements, together with any amendments required to be made with respect thereto, including Call Reports, that it was required to file with Regulatory Authorities (other than the FDIC). As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, in light of the circumstances under which they were made, or necessary to make the statements made therein not misleading.

5.13.	Agreements with Regulatory Authorities.

Neither First Bank nor any of its Subsidiaries is subject to any cease-and-desist order or enforcement action issued by, or is a party to any formal or informal written agreement, consent decree, or memorandum of understanding with, or is a party to any commitment letter, safety and soundness compliance plan, order of prohibition or suspension or other written statement as described under 12 U.S.C. 1818(u), or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been a recipient of any supervisory letter from, or has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its management or its business.

5.14.	Statements True and Correct.

(a)     None of the information supplied or to be supplied by any First Bank Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Proxy Statement to be filed by First Bank with the FDIC or Delanco with the SEC, will, when the Proxy Statement is cleared by the FDIC or SEC, as applicable (or when incorporated by reference), be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The portions of the Proxy Statement relating to First Bank and its Subsidiaries and other portions within the reasonable control of First Bank and its Subsidiaries will comply as to form in all material respects with the requirements of the FDIC and with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

(b)     None of the information supplied or to be supplied by any First Bank Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Proxy Statement to be mailed to Delanco’s shareholders in connection with Delanco’s Shareholders’ Meeting, and any other documents to be filed by any First Bank Entity or any Affiliate thereof with the FDIC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Delanco and the shareholders of First Bank, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of Delanco’s Shareholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact, in light of the circumstances under which they were made, necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Delanco’s Shareholders’ Meeting.

5.15.	Tax and Regulatory Matters.

No First Bank Entity or, to the Knowledge of First Bank, any Affiliate thereof has taken or agreed to take any action, and First Bank does not have any Knowledge of any agreement, plan or other circumstance, that is reasonably likely to (a) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or (b) materially impede or delay receipt of any of the Requisite Regulatory Approvals.

5.16.	Allowance for Loan and Lease Losses.

The ALLL reflected in the First Bank Financial Statements was, as of the date of each of the First Bank Financial Statements, in the opinion of management of First Bank, in compliance with First Bank’s existing methodology for determining the adequacy of its ALLL and in compliance in all material respects with the standards established by the applicable Regulatory Authority, the Financial Accounting Standards Board and GAAP.

5.17.	Brokers and Finders.

Except for Sandler O’Neill & Partners, L.P., neither First Bank nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

Article 6
CONDUCT OF BUSINESS PENDING CONSUMMATION

6.1.	Affirmative Covenants of Delanco.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of First Bank shall have been obtained, and except as otherwise expressly contemplated herein, as required by Law or as set forth in Section 6.1 of Delanco’s Disclosure Memorandum, Delanco shall, and shall cause each of its Subsidiaries to, (a) operate its business only in the usual, regular, and Ordinary Course, consistent with past practice, (b) use its reasonable best efforts to preserve intact its business (including its organization, Assets, goodwill and insurance coverage), and maintain its rights, authorizations, franchises, advantageous business relationships with customers, vendors, strategic partners, suppliers, distributors and others doing business with it, and the services of its directors, officers and employees, and (c) take no action that is intended to or which would reasonably be expected to adversely affect or delay (i) the receipt of any approvals of any Regulatory Authority required to consummate the transactions contemplated by this Agreement, (ii) the consummation of the transactions contemplated by this Agreement or (iii) performance of its covenants and agreements in this Agreement.

6.2.	Negative Covenants of Delanco.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of First Bank shall have been obtained, which consent shall not be unreasonably withheld, conditioned or delayed, and except as required by Law, as otherwise expressly contemplated herein or as set forth in Section 6.2 of Delanco’s Disclosure Memorandum, Delanco covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

(a)     amend the certificate of incorporation, articles of association, charter, bylaws or other governing instruments of any Delanco Entity;

(b)     incur, assume, guarantee, endorse or otherwise as an accommodation become responsible for any additional debt obligation or other obligation for borrowed money (other than the creation of deposit liabilities, purchases of federal funds, borrowings from any Federal Home Loan Bank, sales of certificates of deposits, in each case incurred in the Ordinary Course);

(c)     (i) repurchase, redeem, or otherwise acquire or exchange (other than in accordance with the terms of this Agreement), directly or indirectly, any shares, or any securities convertible into or exchangeable or exercisable for any shares, of the capital stock of any Delanco Entity (except for the acceptance of shares of Delanco Common Stock as payment for the exercise of Delanco Stock Options or for withholding taxes incurred in connection with the exercise of Delanco Stock Options and dividend equivalents thereon, in each case in the Ordinary Course and in accordance with the terms of the applicable Delanco Stock Plan and award agreement in effect on the date hereof), (ii) make, declare, pay or set aside for payment any dividend or set any record date for or declare or make any other distribution in respect of Delanco’s capital stock or other equity interests;

(d)     issue, grant, sell, pledge, dispose of, encumber, authorize or propose the issuance of, enter into any Contract to issue, grant, sell, pledge, dispose of, encumber, or authorize or propose the issuance of, or otherwise permit to become outstanding, any additional shares of Delanco Common Stock or any other capital stock of any Delanco Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right, other than the issuance of any shares of Delanco Common Stock upon the exercise of Delanco Stock Options that are outstanding on the date of this Agreement in accordance with the terms of the applicable Delanco Stock Plan and award agreement;

(e)     directly or indirectly adjust, split, combine or reclassify any capital stock or other equity interest of any Delanco Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Delanco Common Stock, or sell, transfer, lease, mortgage, permit any Lien, or otherwise dispose of, discontinue or otherwise encumber (i) any shares of capital stock or other equity interests of any Delanco Entity (unless any such shares of capital stock or other equity interest are sold or otherwise transferred to Delanco or one of the Delanco Subsidiaries) or (ii) any Asset other than pursuant to Contracts in force at the date of the Agreement or sales of investment securities in the Ordinary Course;

(f)     (i) except for purchases of investment securities in the Ordinary Course, purchase any securities or make any acquisition of or investment in, either by purchase of stock or other securities or equity interests, contributions to capital, Asset transfers, purchase of any Assets (including any investments or commitments to invest in real estate or any real estate development project) or other business combination, or by formation of any joint venture or other business organization or by contributions to capital (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course), any Person, or otherwise acquire direct or indirect control over any Person or (ii) enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any Person (other than consolidations, mergers or reorganizations solely among wholly owned Delanco Subsidiaries), or a letter of intent, memorandum of understanding or agreement in principle with respect thereto;

(g)     except as required by Law or under the terms of any Delanco Benefit Plan in effect as of the date of this Agreement, (i) grant any increase in compensation or benefits to any employee or other service provider of any Delanco Entity, (ii) grant or pay any bonus, retention, change in control, severance or termination payments or benefits, (iii) grant any awards under any Delanco Stock Plan, waive any stock repurchase rights, or amend or terminate any Delanco Stock Option, (iv) fund any rabbi trust or similar arrangement, (v) terminate the employment or services of any employee whose annual base compensation is greater than $75,000, other than for cause, (vi) hire or promote any officer, employee, independent contractor or consultant who has annual base compensation greater than $75,000, or (vii) enter into, establish, adopt, modify, amend, renew or terminate any Delanco Benefit Plan or any plan, program, policy, agreement or arrangement that would be a Delanco Benefit Plan if in existence as of the date hereof;

(h)     make any change in any accounting principles, practices or methods or systems of internal accounting controls, except as may be required to conform to changes in regulatory accounting requirements or GAAP;

(i)     commence any Litigation other than in the Ordinary Course, or settle, waive or release or agree or consent to the issuance of any Order in connection with any Litigation (i) involving any Liability of any Delanco Entity for money damages in excess of $50,000 or that would impose any restriction on the operations, business or Assets of any Delanco Entity or the Surviving Corporation or (ii) arising out of or relating to the transactions contemplated hereby;

(j)     (i) enter into, renew, extend, modify, amend or terminate any (A) Contract that calls for aggregate annual payments of $50,000 or more, except in the Ordinary Course, (B) Delanco Contract, (C) Contract referenced in Section 4.34 (or any other Contract with any broker or finder in connection with the Merger or any other transaction contemplated by this Agreement), or (D) Contract, plan, arrangement or other transaction of the type described in Section 4.35 (other than, in the case of sub-clauses (A) and (B), Contracts that can be terminated on less than 30 days’ notice with no prepayment penalty, Liability or other obligation), (ii) make any amendment or modification to any Contract described in clause (i), other than in the Ordinary Course, or (iii) waive, release, compromise or assign any material rights or claims under any Contract described in clause (i);

(k)     (i) enter into any new line of business or change in any material respect its lending, investment, risk and asset-liability management, interest rate, fee pricing or other material banking or operating policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof) or (ii) change its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans except as required by Law or by rules or policies imposed by a Regulatory Authority;

(l)     make, or commit to make, any capital expenditures in excess of $25,000 individually or $75,000 in the aggregate;

(m)     except as required by Law or applicable Regulatory Authorities, make any material changes in its policies and practices with respect to (i) its hedging practices and policies or (ii) insurance policies including materially reduce the amount of insurance coverage currently in place or fail to renew or replace any existing insurance policies;

(n)     cancel or release any material indebtedness owed to any Person or any claims held by any Person, except for (i) sales of Loans and sales of investment securities, in each case in the Ordinary Course or (ii) as expressly required by the terms of any Contracts in force at the date of the Agreement;

(o)     permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or make any application to open, relocate or close any branch or other facility;

(p)     materially change or restructure its investment securities portfolios, its investment securities practices or policies, or change its policies with respect to the classification or reporting of such portfolios, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements or change its interest rate exposure through purchases, sales or otherwise, or the manner in which its investment securities portfolios are classified or reported;

(q)     alter materially its interest rate or fee pricing policies with respect to depository accounts of any Delanco Subsidiaries or waive any material fees with respect thereto;

(r)     make, change or revoke any material Tax election, change any material method of Tax accounting, adopt or change any taxable year or period, file any amended material Tax Returns, agree to an extension or waiver of any statute of limitations with respect to the assessment or determination of Taxes, settle or compromise any material Tax liability of any Delanco Entity, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(s)     take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

(t)     enter into any securitizations of any Loans or create any special purpose funding or variable interest entity other than on behalf of clients;

(u)     foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment (except where such an assessment has been conducted in the preceding 12 months) of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of Hazardous Material;

(v)     make or acquire any Loan or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any Loan, or amend or modify in any material respect any Loan (including in any manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Delanco), except (i) new Loans not in excess of $500,000 to a Person not a current borrower or an affiliate of a current borrower, (ii) Loans or commitments for Loans that have previously been approved by Delanco prior to the date of this Agreement, (iii) any amendments or modifications that have previously been approved by Delanco prior to the date hereof with respect to any existing Loan rated “special mention” or worse by First Bank, as identified in First Bank’s Disclosure Memorandum, with total credit exposure not in excess of $100,000, or (iv) any amendments or modifications of any Loan that have previously been approved by Delanco prior to the date hereof that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Delanco, in each case not in excess of $100,000;

(w)     notwithstanding any other provision hereof, take any action that is reasonably likely to result in any of the conditions set forth in Article 8 not being satisfied, or materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, except as required by applicable Law; or

(x)     agree to take, make any commitment to take, or adopt any resolutions of Delanco’s board of directors in support of, any of the actions prohibited by this Section 6.2.

6.3.	Covenants of First Bank.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Delanco shall have been obtained, which consent shall not be unreasonably withheld, conditioned or delayed, and except as required by Law, as otherwise expressly contemplated herein or as set forth in First Bank’s Disclosure Memorandum, First Bank covenants and agrees that it shall not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

(a)     amend the Certificate of Incorporation, bylaws or other governing instruments of First Bank or any Significant Subsidiaries (as defined by the FDIC rules and regulations) in a manner that would adversely affect Delanco or the holders of Delanco Common Stock adversely relative to other holders of First Bank Common Stock;

(b)     take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

(c)     take any action that is reasonably likely to result in any of the conditions set forth in Article 8 not being satisfied, or materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, except as required by applicable Law; or

(d)     agree to take, make any commitment to take, or adopt any resolutions of First Bank’s board of directors in support of, any of the actions prohibited by this Section 6.3.

6.4.	Reports.

Each Party and its Subsidiaries shall file all reports, including Call Reports, required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the FDIC or the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material) or applicable regulatory accounting principles (with respect to information contained in the Call Reports) consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes.

Article 7
ADDITIONAL AGREEMENTS

7.1.	Proxy Statement; Shareholder Approval.

(a)     First Bank and Delanco shall promptly prepare and file with the FDIC and the SEC a proxy statement and offering circular (including any amendments thereto, the “Proxy Statement”) as promptly as reasonably practicable after the date of this Agreement, subject to full cooperation of both Parties and their respective advisors and accountants. First Bank and Delanco agree to cooperate, and to cause their respective Subsidiaries to cooperate, with the other Party and its counsel and its accountants in the preparation of the Proxy Statement. Each of First Bank and Delanco agrees to use all commercially reasonable efforts to cause the Proxy Statement to be cleared by the FDIC and the SEC as promptly as reasonably practicable after filing thereof, and following the Proxy Statement being cleared by the FDIC and the SEC (whether affirmatively or by lapse of any required review period by the SEC), Delanco shall promptly thereafter mail or deliver the Proxy Statement to its shareholders. First Bank also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Delanco shall furnish all information concerning Delanco and the holders of Delanco Common Stock as may be reasonably requested in connection with any such action. Each of First Bank and Delanco agrees to furnish to the other Party all information concerning itself, its Subsidiaries, officers, directors and shareholders and such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of First Bank, Delanco or their respective Subsidiaries to any Regulatory Authority in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Delanco shall have the right to review and consult with First Bank with respect to any information included in, the Proxy Statement prior to its being filed with the FDIC and the SEC. First Bank will advise Delanco, promptly after First Bank receives notice thereof, of the time when the Proxy Statement has been cleared by the FDIC, or the suspension of the qualification of First Bank Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the FDIC for the amendment or supplement of the Proxy Statement or for additional information. Delanco will advise First Bank, promptly after Delanco receives notice thereof, of the time when the Proxy Statement has been cleared by the SEC (whether affirmatively or by lapse of any required review period by the SEC), or of any request by the SEC for the amendment or supplement of the Proxy Statement or for additional information.

(b)     Delanco shall duly call, give notice of, establish a record date for, convene and hold a shareholders’ meeting (“Delanco’s Shareholders’ Meeting”) and Delanco shall use its reasonable best efforts to convene such meeting as promptly as reasonably practicable after the Proxy Statement is cleared by the FDIC and the SEC, for the purpose of voting upon the approval of this Agreement and obtaining the Delanco Shareholder Approval and such other related matters as it deems appropriate. Delanco agrees that its obligations pursuant to this Section 7.1(b) shall not be affected by the commencement, proposal, disclosure or communication to Delanco of any Acquisition Proposal. Delanco shall (i) through its board of directors (which shall unanimously recommend the Merger and this Agreement), recommend to its shareholders the approval of this Agreement (the “Delanco Recommendation”), (ii) include such Delanco Recommendation in the Proxy Statement and (iii) use its reasonable best efforts to obtain the Delanco Shareholder Approval. Subject to Section 7.2(b), neither the board of directors of Delanco nor any committee thereof shall withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to First Bank, the Delanco Recommendation or take any action, or make any public statement, filing or release inconsistent with the Delanco Recommendation (any of the foregoing being a “Change in the Delanco Recommendation”). If requested by First Bank, Delanco shall retain a proxy solicitor reasonably acceptable to, and on terms reasonably acceptable to, First Bank in connection with obtaining the Delanco Shareholder Approval.

(c)     Delanco shall adjourn or postpone Delanco’s Shareholders’ Meeting, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Delanco Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Delanco shall also adjourn or postpone Delanco’s Shareholders’ Meeting, if on the date of Delanco’s Shareholders’ Meeting Delanco has not recorded proxies representing a sufficient number of shares necessary to obtain the Delanco Shareholder Approval. Notwithstanding anything to the contrary herein, Delanco’s Shareholders’ Meeting shall be convened and this Agreement shall be submitted to the shareholders of Delanco at Delanco’s Shareholders’ Meeting, for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Delanco of such obligation. Delanco shall only be required to adjourn or postpone Delanco’s Shareholders’ Meeting two times pursuant to the second sentence of this Section 7.1(c).

7.2.	Acquisition Proposals.

(a)      During the period from the date of this Agreement through the Closing Date or the termination of this Agreement pursuant to Article 9, each Delanco Entity shall not, and shall cause its respective Representatives not to, directly or indirectly, (i) take any action to solicit, encourage (including by providing information or assistance), initiate, facilitate or induce any Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding, or furnish or cause to be furnished to any Person any nonpublic information with respect to, or take any action to facilitate any inquiries or the making of any offer or proposal that constitutes, or may reasonably be expected to lead to an Acquisition Proposal, (iii) approve, agree to, accept, endorse or recommend any Acquisition Proposal, or (iv) approve, agree to, accept, endorse or recommend, or propose to approve, agree to, accept, endorse or recommend any Acquisition Agreement contemplating or otherwise relating to any Acquisition Transaction. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 7.2 by any Subsidiary or Representative of Delanco shall constitute a breach of this Section 7.2 by Delanco.

(b)     Notwithstanding anything to the contrary in Section 7.2(a), if Delanco or any of its Representatives receives an unsolicited, bona fide written Acquisition Proposal by any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) at any time prior to Delanco’s Shareholders’ Meeting that did not result from or arise in connection with a breach of Section 7.2(a), Delanco may, and may permit Delanco Subsidiaries and its Representatives to furnish or cause to be furnished nonpublic information and participate in discussions or negotiations with respect to such Acquisition Proposal, if the board of directors of Delanco (or any committee thereof) has (i) determined, in its good faith judgment (after consultation with Delanco’s financial advisors and outside legal counsel), that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and that the failure to take such actions would be reasonably likely to cause it to violate its fiduciary duties under applicable Law, and (ii) prior to furnishing any nonpublic information or engaging in any discussions permitted by this sentence, obtained from such Person or “Group” an executed confidentiality agreement containing terms at least as restrictive with respect to such Person or “Group” as the terms of the confidentiality agreement entered into between Delanco and First Bank are with respect to First Bank (and such confidentiality agreement shall not provide such Person or “Group” with any exclusive right to negotiate with Delanco). Delanco will promptly (but in no event more than 24 hours) following receipt of any Acquisition Proposal or any request for nonpublic information or any inquiry that could reasonably be expected to lead to any Acquisition Proposal, advise First Bank in writing of the receipt of such Acquisition Proposal, request or inquiry, and the terms and conditions of such Acquisition Proposal, request or inquiry (including, in each case, the identity of the Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) making any such Acquisition Proposal, request or inquiry), and provide to First Bank (i) a copy of such Acquisition Proposal, request or inquiry, if in writing, or (ii) a written summary of the material terms of such Acquisition Proposal, request or inquiry, if oral. If the board of directors of Delanco has determined in its good faith judgement (after consultation with Delanco's financial advisors and outside legal counsel) that making the Delanco Recommendation would be reasonably likely to cause it to violate its fiduciary duty under applicable Law, then in submitting this Agreement to its stockholders, the board of directors of Delanco may make a Change in the Delanco Recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended); provided, that the board of directors of Delanco may not take any actions under this sentence unless (i) prior to such action it has complied in all respects with its obligations under this Agreement, including Sections 7.1 and 7.2, and following such action it complies with, and fulfills, its obligations under Sections 7.1 and 7.2, (ii) Delanco gives First Bank at least five Business Days’ prior written notice of its intention to make a Change in the Delanco Recommendation and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, the latest material terms and conditions of, and the identity of the third party making, any Acquisition Proposal, or any amendment or modification thereof) and (iii) at the end of such notice period, the board of directors of Delanco takes into account any amendment or modification to this Agreement proposed by First Bank and after receiving the advice of its outside counsel, has determined in its good faith judgment that it would nevertheless be reasonably likely to result in a violation of its fiduciary duties under applicable Law to continue to make the Delanco Recommendation. Any amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 7.2 and will require a new notice period as referred to in this Section 7.2.

Notwithstanding any Change in the Delanco’s Recommendation, this Agreement shall be submitted to the shareholders of Delanco at Delanco’s Shareholders’ Meeting in accordance with Section 7.1(c); provided, that if the board of directors of Delanco shall have effected a Change in the Delanco Recommendation, then the board of directors of Delanco, in connection with the submission of this Agreement to the shareholders of Delanco may submit this Agreement without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the board of directors of Delanco may communicate the basis for its lack of a recommendation to the shareholders of Delanco in the Proxy Statement or an appropriate amendment or supplement thereto. In addition to the foregoing, Delanco shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger or enter into any Acquisition Agreement with respect to any Acquisition Transaction other than the Merger.

(c)      Delanco and Delanco Subsidiaries shall, and Delanco shall direct its Representatives to, (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any offer or proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any Person (other than First Bank and its Representatives) that has made or indicated an intention to make an Acquisition Proposal and (iii) not waive or amend any “standstill” provision or provisions of similar effect to which it is a party or of which it is a beneficiary and shall strictly enforce any such provisions.

7.3.	Exchange Listing.

First Bank shall cause the shares of First Bank Common Stock to be issued to the holders of Delanco Common Stock pursuant to the Merger to be approved for listing on NASDAQ, and First Bank shall give all notices and make all filings with NASDAQ required in connection with the transactions contemplated herein.

7.4.	Consents of Regulatory Authorities.

(a)     First Bank and Delanco and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all applications, notices and filings and to obtain all permits, consents, approvals and authorizations of all third parties and Regulatory Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Regulatory Authorities. First Bank shall use its reasonable best efforts to resolve objections, if any, which may be asserted with respect to the Merger and the Bank Merger under any applicable Law or Order; provided, that in no event shall First Bank be required take any action or agree to take any action, or accept any new restriction or condition on the First Bank Entities which is materially burdensome on First Bank’s business or on the business of Delanco, in each case following the Closing or which would reduce the economic benefits of the transactions contemplated by this Agreement to First Bank to such a degree that First Bank would not have entered into this Agreement had such condition or restriction been known to it at the date hereof (any such condition or restriction, a “Burdensome Condition”). Each of First Bank and Delanco shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing review and consultation rights, each of the Parties hereto agrees to act reasonably and as promptly as practicable. Each Party hereto agrees that it will consult with the other Party hereto with respect to the obtaining of all material Permits and Consents of third parties and Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby, including advising the other Party upon receiving any communication from a Regulatory Authority the Consent of which is required for the consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any required consent or approval from a Regulatory Authority will not be obtained or that the receipt of such consent or approval may be materially delayed (a “Regulatory Communication”). Upon the receipt of a Regulatory Communication, without limiting the scope of the foregoing paragraphs, the receiving Party shall, to the extent permitted by applicable Law (i) promptly advise the other Party of the receipt of such Regulatory Communication, (ii) provide the other Party with a reasonable opportunity to participate in the preparation of any response thereto and the preparation of any other substantive submission or communication to any Regulatory Authority with respect to the transactions contemplated hereby and to review any such response, submission or communication prior to the filing or submission thereof (other than portions of materials to be filed or submitted in connection therewith that contain confidential or non-public supervisory information or competitively sensitive business or proprietary information), and (iii) if permitted by the applicable Regulatory Authority, provide the other Party with the opportunity to participate in any meetings or substantive telephone conversations that the receiving party or its Representatives may have from time to time with any Regulatory Authority with respect to the transactions contemplated by this Agreement to the extent such meetings or telephone conversations do not contain or involve confidential or non-public supervisory information, competitively sensitive business or proprietary information.

(b)     Each Party agrees, upon request, subject to applicable Laws related to the exchange of information, to promptly furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of its Subsidiaries to any Regulatory Authority.

7.5.	Investigation and Confidentiality.

(a)     Delanco shall promptly notify First Bank of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable Law, of any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of a material claim, action, suit, proceeding or investigation involving Delanco.

(b)     Each Party shall promptly advise the other of any fact, change, event or circumstance known to it (i) that has had or is reasonably likely to have a Material Adverse Effect with respect to such Party or (ii) which such Party believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 8; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 7.5(b) or the failure of any condition set forth in Section 8.2 or 8.3 to be satisfied, or otherwise constitute a breach of this Agreement by the Party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 8.2 or 8.3 to be satisfied.

(c)     Prior to the Effective Time, Delanco shall permit First Bank to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as First Bank reasonably requests, provided that such investigation shall not interfere unnecessarily with normal operations. No investigation by First Bank shall affect the ability of First Bank to rely on the representations, warranties, covenants and agreements of Delanco. Neither First Bank nor Delanco nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of First Bank’s or Delanco’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the Parties) or contravene any Law, fiduciary duty or binding Contract entered into prior to the date of this Agreement. The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(d)     Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

7.6.	Press Releases.

Delanco and First Bank agree that no press release or other public disclosure or communication (including communications to employees, agents and contractors of Delanco) related to this Agreement or the transactions contemplated hereby shall be issued by either Party (or its Affiliates) without the prior written consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that nothing in this Section 7.6 shall be deemed to prohibit any Party from making any press release or other public disclosure required by Law or the rules or regulations of any United States or non-United States securities exchange, in which case the Party required to make the release or disclosure shall use its reasonable best efforts to allow the other Party reasonable time to comment on such release or disclosure in advance of the issuance thereof. The Parties have agreed upon the form of a joint press release announcing the execution of this Agreement.

7.7.	Tax Treatment.

(a)     Each of the Parties intends, and undertakes and agrees to use its reasonable best efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes. The Parties shall cooperate and use their reasonable best efforts in order to obtain the Tax Opinions. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Internal Revenue Code.

(b)     Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Internal Revenue Code, each of First Bank and Delanco shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and shall not take any inconsistent position therewith in any Tax Return.

7.8.	Employee Benefits and Contracts.

(a)     For the period beginning on the Closing Date and ending on June 30, 2018 (or such shorter period of employment, as the case may be), each employee of Delanco who remains employed by the Surviving Corporation or any First Bank Entity after the Closing Date (each, a “Covered Employee”) shall receive (i) an annual rate of salary or wages that is no less favorable than the annual rate of salary or wages provided to such Covered Employee by Delanco as of immediately prior to the Closing and (ii) benefits (excluding equity and other long-term incentive awards but including annual cash bonus opportunities, if applicable) that are substantially comparable in the aggregate to the benefits provided to similarly situated employees of First Bank; provided, that until such time as First Bank shall cause the Covered Employees to participate in the applicable First Bank employee benefit plans, the continued participation of the Covered Employees in the Delanco Benefit Plans shall be deemed to satisfy the foregoing provisions of this clause (it being understood that participation in First Bank’s employee benefit plans may commence at different times with respect to each of First Bank’s employee benefit plans).

(b)     For purposes of determining a Covered Employee’s eligibility to participate and vesting under First Bank’s employee benefit plans (other than any defined benefit pension plan, post-employment health or welfare plan, or equity incentive plan), the service of a Covered Employee with a Delanco Entity prior to the Effective Time shall be treated as service with a First Bank Entity to the same extent that such service was recognized by the Delanco Entities under a corresponding Delanco Benefit Plan; provided, that such recognition of service shall not (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service or (ii) apply for purposes of any plan, program, policy, agreement or arrangement (x) under which similarly-situated employees of First Bank Entities do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. In no event shall any Covered Employee be eligible to participate in any closed or frozen plan of any First Bank Entity.

(c)     If requested by First Bank in a writing delivered to Delanco following the date hereof and at least three Business Days prior to the Closing Date, the Delanco Entities shall take all necessary action (including without limitation the adoption of resolutions and plan amendments and the delivery of any required notices) to terminate, effective as of no later than the day before the Closing Date, any Delanco Benefit Plan that is intended to constitute a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (a “401(k) Plan”). Delanco shall provide First Bank with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the termination of the 401(k) Plans in advance and give First Bank a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Closing Date, Delanco shall provide First Bank with the final documentation evidencing that the 401(k) Plans have been terminated.

(d)     Upon request by First Bank in writing prior to the Closing Date, the Delanco Entities shall cooperate in good faith with First Bank prior to the Closing Date to amend, freeze, terminate or modify any Delanco Benefit Plan to the extent and in the manner determined by First Bank effective upon the Closing Date (or at such different time mutually agreed to by the parties) and consistent with applicable Law. Delanco shall provide First Bank with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the actions contemplated by this Section 7.8(d), as applicable, and give First Bank a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Closing Date, Delanco shall provide First Bank with the final documentation evidencing that the actions contemplated herein have been effectuated.

(e)     Without limiting the generality of Section 10.4, the provisions of this Section 7.8 are solely for the benefit of the Parties to this Agreement, and no employee, any dependent or beneficiary thereof, or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement: (i) establish, amend, or modify any Delanco Benefit Plan or any employee benefit plan, program, policy, agreement or arrangement maintained or sponsored by First Bank, Delanco or any of their respective Affiliates; (ii) alter or limit the ability of any First Bank Entity (including, after the Closing Date, the Delanco Entities) to amend, modify or terminate any Delanco Benefit Plan or any other employee benefit plan, program, policy, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee or other service provider any right to employment or continued employment or continued service with any First Bank Entity (including, following the Closing Date, the Delanco Entities), or constitute or create an employment agreement with any employee, or interfere with or restrict in any way the rights of the Surviving Corporation, Delanco, First Bank or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee or other service provider at any time for any reason whatsoever.

(f)     Delanco’s employee stock ownership plan (the “Delanco ESOP”) shall be terminated no later than three Business Days prior to the Effective Time. Upon termination of the Delanco ESOP, Delanco shall direct the Delanco ESOP trustee(s) to remit a sufficient number of shares of Delanco Common Stock held in the Delanco ESOP’s Loan Suspense Account (as defined in Section 2.01(z) of the Delanco ESOP) to Delanco or any other lender (as applicable) to repay the full outstanding balance of the Delanco ESOP acquisition loan(s). All remaining shares of Delanco Common Stock held by the Delanco ESOP as of the Effective Time shall be converted into the right to receive the Merger Consideration and allocated in accordance with Section 5.09 of the Delanco ESOP.

(g)     Employees of Delanco as of the date of the Agreement who remain employed by Delanco as of the Effective Time and whose employment is terminated by First Bank or Delanco Bank (absent termination for cause) within the time period set forth in Section 7.8(g) of First Bank’s Disclosure Memorandum shall receive severance pay equal to the amounts set forth in Section 7.8(g) of First Bank’s Disclosure Memorandum.

7.9.	D&O Indemnification.

(a)     For a period of six years after the Effective Time, First Bank shall indemnify, defend and hold harmless the present and former directors or officers of the Delanco Entities (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors or officers of Delanco or, at Delanco’s request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under state Law and by Delanco’s certificate of incorporation and bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any First Bank Entity is insured against any such matter. Without limiting the foregoing, in any case in which approval by First Bank is required to effectuate any indemnification, First Bank shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between First Bank and the Indemnified Party.

(b)     First Bank shall use its reasonable best efforts (and Delanco shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six years after the Effective Time Delanco’s existing directors’ and officers’ liability insurance policy (provided that First Bank may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Delanco given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that First Bank shall not be obligated to make aggregate premium payments for such six-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Delanco’s directors and officers, the percentage set forth in Section 7.9(b) of First Bank’s Disclosure Memorandum of the annual premium payments currently paid on Delanco’s current policy in effect as of the date of this Agreement (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, First Bank shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount. In lieu of the foregoing, First Bank, or Delanco in consultation with First Bank, may obtain on or prior to the Effective Time, a six-year “tail” prepaid policy providing equivalent coverage to that described in this Section 7.9(b) at a premium not to exceed the Maximum Amount. If the premium necessary to purchase such “tail” prepaid policy exceeds the Maximum Amount, First Bank may purchase the most advantageous “tail” prepaid policy obtainable for a premium equal to the Maximum Amount, and in each case, First Bank shall have no further obligations under this Section 7.9(b) other than to maintain such “tail” prepaid policy.

(c)     Any Indemnified Party wishing to claim indemnification under Section 7.9(a), upon learning of any such Liability or Litigation, shall promptly notify First Bank thereof. In the event of any such Litigation (whether arising before or after the Effective Time): (i) First Bank shall have the right to assume the defense thereof and First Bank shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if First Bank elects not to assume such defense or independent legal counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between First Bank and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and First Bank shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that First Bank shall be obligated pursuant to this Section 7.9(c) to pay for only one firm of counsel for all Indemnified Parties; (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) First Bank shall not be liable for any settlement effected without its prior written consent; and provided, further, that First Bank shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d)     If First Bank or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or if First Bank (or any successors or assigns) shall transfer all or substantially all of its Assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of First Bank shall assume the obligations set forth in this Section 7.9.

(e)     The provisions of this Section 7.9 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and Representatives.

(f)     Notwithstanding anything in this Section 7.9 to the contrary, no indemnification payments will be made to an Indemnified Party with respect to an administrative proceeding or civil action initiated by any federal banking agency unless all of the following conditions are met: (i) First Bank’s board of directors determines that the payment will not materially affect First Bank’s safety and soundness (provided that if there is a delay in paying such indemnification as a result of this subsection, such indemnification shall be made at such later time when such payment will not materially affect First Bank’s safety and soundness); (ii) the payment does not fall within the definition of a prohibited indemnification payment under 12 C.F.R. Part 359; and (iii) the Indemnified Party agrees in writing to reimburse First Bank, to the extent not covered by permissible insurance, for payments made in the event that the administrative or civil action instituted by a banking Regulatory Authority results in a final order or settlement in which the Indemnified Party is assessed a civil money penalty, is prohibited from banking, or is required to cease an action or perform an affirmative action.

7.10.	Operating Functions.

Delanco shall cooperate with First Bank in connection with planning for the efficient and orderly combination of the Parties and the operation of First Bank and Delanco, and in preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as First Bank may decide. Delanco shall take any action First Bank may reasonably request prior to the Effective Time to facilitate the combination of the operations of Delanco with First Bank. Each Party shall cooperate with the other Party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party). Without limiting the foregoing, Delanco shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, and senior officers of Delanco and First Bank shall meet from time to time as Delanco or First Bank may reasonably request to review the financial and operational affairs of Delanco, and Delanco shall give due consideration to First Bank’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (a)  First Bank shall not under any circumstance be permitted to exercise control of Delanco or any other Delanco Subsidiaries prior to the Effective Time, (b)  Delanco shall not be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust Laws, and (c)  Delanco shall not be required to agree to any material obligation that is not contingent upon the consummation of the Merger.

7.11.	Shareholder Litigation.

Each of First Bank and Delanco shall promptly notify each other in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Regulatory Authority or arbitrator pending or, to the Knowledge of First Bank or Delanco, as applicable, threatened against First Bank, Delanco or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by First Bank, Delanco or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Delanco shall give First Bank every opportunity to participate in the defense or settlement of any shareholder litigation against Delanco and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without First Bank’s prior written consent (such consent not to be unreasonably withheld or delayed).

7.12.	Legal Conditions to Merger.

Subject to Sections 7.1 and 7.4 of this Agreement, each of First Bank and Delanco shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article 8 hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other Party to obtain) any Consent or Order by, any Regulatory Authority and any other third party that is required to be obtained by Delanco or First Bank or any of their respective Subsidiaries in connection with, or to effect, the Merger and the other transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, any merger between a Subsidiary of First Bank, on the one hand, and a Subsidiary of Delanco, on the other hand) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the Parties to the Merger, the proper officers and directors of each Party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by First Bank.

7.13.	Change of Method.

First Bank may at any time change the method of effecting the Merger if and to the extent requested by First Bank, and Delanco agrees to enter into such amendments to this Agreement as First Bank may reasonably request in order to give effect to such restructuring; provided, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Merger with respect to Delanco’s shareholders or (iii) be reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed.

7.14.	Takeover Statutes.

Neither First Bank nor Delanco shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each of First Bank and Delanco shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of First Bank and Delanco will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

7.15.	Exemption from Liability from Short Swing Profits.

Delanco and First Bank agree that, in order to most effectively compensate and retain those officers and directors of Delanco subject to the reporting requirements of Section 16(a) of the Exchange Act, pursuant to 12 C.F.R. § 335.601 (the “Delanco Insiders”), both prior to and after the Effective Time, it is desirable that Delanco Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act, pursuant to 12 C.F.R. § 335.601, to the fullest extent permitted by applicable Law in connection with the conversion of shares of Delanco Common Stock in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 7.15. The boards of directors of First Bank and of Delanco, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall promptly, and in any event prior to the Effective Time, take all such steps as may be necessary or appropriate to cause (i) any dispositions of Delanco Common Stock and (ii) any acquisitions of First Bank Common Stock pursuant to the transactions contemplated by this Agreement and by any Delanco Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, pursuant to 12 C.F.R. § 335.601, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act, pursuant to 12 C.F.R. § 335.601, to the fullest extent permitted by applicable Law.

7.16.	Closing Financial Statements.

At least eight Business Days prior to the Effective Time of the Merger, Delanco shall provide First Bank with Delanco’s consolidated financial statements presenting the financial condition of Delanco and its Subsidiaries as of the close of business on the last day of the last month ended prior to the Effective Time of the Merger and Delanco’s consolidated results of operations for the period from January 1, 2017 through the close of business on the last day of the last month ended prior to the Effective Time of the Merger (the “Closing Financial Statements”); provided, that if the Effective Time of the Merger occurs on or before the 15th Business Day of the month, Delanco shall have provided consolidated financial statements as of and through the second month preceding the Effective Time of the Merger. Such financial statements shall be accompanied by a certificate of Delanco’s chief financial officer, dated as of the Effective Time, to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of Delanco in all material respects. Such financial statements shall have been prepared in accordance with GAAP and regulatory accounting principles and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments. Such Closing Financial Statements shall also reflect as of their date (a) accruals for all fees and expenses incurred or expected to be incurred (whether or not doing so is in accordance with GAAP) in connection (directly or indirectly) with the transactions contemplated by this Agreement, (b) the capital ratios set forth in Section 8.2(f), and (c) the asset quality metrics set forth in Section 8.2(e).

7.17.	Creation of Merger Sub.

Prior to Closing, First Bank shall cause to be formed the Merger Sub and shall cause the Merger Sub to become party to this Agreement through the execution of the Joinder Agreement. Immediately prior to the execution of the Joinder Agreement, (i) First Bank shall cause the board of directors of Merger Sub to adopt resolutions (A) unanimously approving the Merger and the execution, delivery and performance by Merger Sub of this Agreement, the Joinder Agreement and the consummation of the Merger, (B) declaring that the Merger is advisable and in the best interests of the sole shareholder of Merger Sub and (C) directing that the Merger be submitted for consideration at a meeting or by unanimous written consent of Merger Sub’s sole shareholder and (ii) First Bank, as the sole shareholder of Merger Sub, shall approve this Agreement and the Merger.

7.18.	Approval of Bank Merger Agreement.

Promptly after the execution of this Agreement, Delanco (a) shall cause the board of directors of Delanco Bank to take all actions as may be necessary by such board of directors to approve the Bank Merger Agreement and the Bank Merger, (b) shall, as the sole shareholder of the Delanco Bank thereupon approve the Bank Merger Agreement and the Bank Merger, and (c) promptly following all such approvals, cause the Bank Merger Agreement to be executed and delivered by the Delanco Bank.

Article 8
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

8.1.	Conditions to Obligations of Each Party.

The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6:

(a)     Shareholder Approvals. The shareholders of Delanco shall have adopted this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.

(b)     Regulatory Approvals. (i) All required regulatory approvals from the State of New Jersey Department of Banking and Insurance (“NJDOBI”), the FDIC, the OCC and any other Regulatory Authority and (ii) any other regulatory approvals or consents contemplated by Sections 4.2(c) and 5.3(c) the failure of which to obtain would reasonably be expected to have a Material Adverse Effect on First Bank and Delanco (considered as a consolidated entity), in each case required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”); provided, that no such Requisite Regulatory Approval shall impose a Burdensome Condition on First Bank, Delanco or Delanco Bank as determined by First Bank in its sole discretion.

(c)     Legal Proceedings. No court or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement (including the Merger and the Bank Merger).

(d)     Exchange Listing. The shares of First Bank Common Stock issuable pursuant to the Merger shall have been approved for listing on NASDAQ.

(e)     Tax Matters. Each Party shall have received a written opinion of Covington & Burling LLP, in form reasonably satisfactory to such Parties (the “Tax Opinion”), to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Delanco and First Bank reasonably satisfactory in form and substance to such counsel.

8.2.	Conditions to Obligations of First Bank.

The obligations of First Bank to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by First Bank pursuant to Section 10.6(a):

(a)     Representations and Warranties. For purposes of this Section 8.2(a), the accuracy of the representations and warranties of Delanco set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 4.3(a), 4.3(c), 4.4, 4.10(a), 4.34 and 4.35 shall be true and correct (other than, in the case of Sections 4.3(a) and 4.3(c), such failures to be true and correct as are de minimis). The representations and warranties set forth in Sections 4.1, 4.2, 4.3(b), 4.3(d), 4.21, 4.25, 4.27 and 4.28 shall be true and correct in all material respects. The representations and warranties set forth in each other section in Article 4 shall, in the aggregate, be true and correct in all respects except where the failure of such representations and warranties to be true and correct, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b)     Performance of Agreements and Covenants. Each and all of the agreements and covenants of Delanco to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)     Certificates. Delanco shall have delivered to First Bank (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as such conditions relate to Delanco and in Sections 8.2(a) and 8.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Delanco’s board of directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, the Bank Merger Agreement, and the consummation of the transactions contemplated hereby and thereby, all in such reasonable detail as First Bank and its counsel shall request.

(d)     FIRPTA Certificate. Delanco shall have delivered to First Bank a certificate stating that Delanco Common Stock is not a “United States real property interest” within the meaning of Section 897(c)(1)(A)(ii) of the of the Internal Revenue Code satisfying the requirements of §§1.897-2(h) and 1.1445-2(c)(3) of Title 26 of the Code of Federal Regulations, in form and substance satisfactory to First Bank.

(e)     Asset Quality. As of the last day of the month reflected in the Closing Financial Statements (the “Asset Quality Measuring Date”), (i) the calculation of Delanco’s Non-Performing Loans to total Loans shall not be in excess of 5.25%, (ii) Delanco’s Non-Performing Assets to total Assets shall not be in excess of 4.60%, (iii) non-current Loans to total Loans shall not be in excess of 5.80%, (iv) Delanco’s Non-Performing Assets shall not exceed $5,750,000, and (v) Delanco’s Classified Assets shall not exceed $4,500,000.

(f)     Regulatory Capital. In each case as reflected in the Closing Financial Statements, (i) Delanco and Delanco Bank shall be “well capitalized” as defined under applicable Law, (ii) Delanco Bank’s Tier 1 leverage ratio shall be no less than 8.50%, (iii) Delanco Bank’s Tier 1 risked-based capital ratio shall be no less than 15.25%, (iv) Delanco Bank’s total risked-based capital ratio shall be no less than 17.00%, (v) Delanco’s total equity to total assets ratio shall be no less than 9.75%, and (vi) Delanco Bank shall not have received any notification from the OCC to the effect that the capital of Delanco Bank is insufficient to permit Delanco Bank to engage in all aspects of its business and its currently proposed businesses without material restrictions, including the imposition of a Burdensome Condition.

(g)     Termination of Contracts; Consents to Contracts. Delanco shall have delivered to First Bank evidence satisfactory to First Bank in its discretion that (i) each Contract listed in Section 4.35 of Delanco’s Disclosure Memorandum has been terminated in its entirety and (ii) the Consents from counterparties to the Contracts set forth in Section 8.2(g)(ii) of First Bank’s Disclosure Memorandum have been obtained.

8.3.	Conditions to Obligations of Delanco.

The obligations of Delanco to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Delanco pursuant to Section 10.6(b):

(a)     Representations and Warranties. For purposes of this Section 8.3(a), the accuracy of the representations and warranties of First Bank set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of First Bank set forth in Sections 5.4(a), 5.4(c), 5.7 and 5.17 shall be true and correct (other than, in the case of Section 5.4(a) and 5.4(c), inaccuracies which are de minimis in amount) (it being understood that, for purposes of determining the accuracy of such representations and warranties, the standard set forth in Section 5.1 shall be disregarded). The representations and warranties of First Bank set forth in Sections 5.2 (first sentence only), 5.3(a), 5.3(b)(i), 5.4(b) and 5.14 shall be true and correct in all material respects (it being understood that, for purposes of determining the accuracy of such representations and warranties, the standard set forth in Section 5.1 shall be disregarded). Subject to the standard set forth in Section 5.1, the representations and warranties set forth in each other section in Article 5 shall be true and correct in all respects.

(b)     Performance of Agreements and Covenants. Each and all of the agreements and covenants of First Bank to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)     Certificates. First Bank shall have delivered to Delanco (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as such conditions relate to First Bank and in Sections 8.3(a) and 8.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by First Bank’s board of directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, the Bank Merger Agreement and the consummation of the transactions contemplated hereby and thereby, all in such reasonable detail as Delanco and its counsel shall request.

Article 9
TERMINATION

9.1.	Termination.

Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Delanco, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a)     By mutual written agreement of First Bank and Delanco;

(b)     By either Party in the event (i) any Regulatory Authority has denied a Requisite Regulatory Approval, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(i) shall have used its reasonable best efforts to contest, appeal and change such denial or (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have become final and nonappealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such Law or Order;

(c)     By either Party in the event that the Merger shall not have been consummated by August 31, 2018, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1(c);

(d)     By First Bank in the event that the board of directors of Delanco has (i) failed to recommend the Merger and the approval of this Agreement by the shareholders of Delanco or otherwise effected a Change in the Delanco Recommendation, (ii) breached the terms of Section 7.2 in any respect adverse to First Bank, (iii) breached its obligations under Section 7.1 by failing to call, give notice of, convene and/or hold Delanco’s Shareholders’ Meeting in accordance with Section 7.1, or (iv) failed to obtain the Delanco Shareholder Approval at Delanco’s Shareholders’ Meeting where such matter was presented to the shareholders of Delanco for approval and voted upon;

(e)     By Delanco in the event that any of the conditions precedent to the obligations of Delanco to consummate the Merger contained in Section 8.3 cannot be satisfied or fulfilled by the date specified in Section 9.1(c) (provided that the failure of such condition to be satisfied or fulfilled is not a result of Delanco’s failure to perform, in any material respect, any of its covenants or agreements contained in this Agreement or the breach by Delanco of any of its material representations or warranties contained in this Agreement);

(f)     By First Bank in the event that any of the conditions precedent to the obligations of First Bank to consummate the Merger contained in Section 8.2 cannot be satisfied or fulfilled by the date specified in Section 9.1(c) (provided that the failure of such condition to be satisfied or fulfilled is not a result of First Bank’s failure to perform, in any material respect, any of its covenants or agreements contained in this Agreement or the breach by First Bank of any of its material representations or warranties contained in this Agreement);

(g)     by First Bank, if the FDIC or NJDOBI, has granted a Requisite Regulatory Approval but such Requisite Regulatory Approval contains or would result in the imposition of a Burdensome Condition and there is no meaningful possibility that such Requisite Regulatory Approval could be revised prior to the date specified in Section 9.1(c) so as not to contain or result in a Burdensome Condition;

(h)     by First Bank or Delanco if the FDIC or NJDOBI, shall have requested in writing that First Bank, Delanco or any of their respective Affiliates withdraw (other than for technical reasons), and not be permitted to resubmit within 60 days, any application with respect to a Requisite Regulatory Approval; or

(i)     By Delanco, at any time during the five-day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i)     The number obtained by dividing the Average Closing Price by the Starting Price (as defined below) (the “First Bank Ratio”) shall be less than 0.80; and

(ii)     (x) the First Bank Ratio shall be less than (y) the number obtained by dividing the Final Index Price by the Index Price on the Starting Date (each as defined below) and subtracting 0.20 from the quotient in this clause (ii) (y) (such number in this clause (ii) (y) being referred to herein as the “Index Ratio”);

subject, however, to the following three sentences. If Delanco elects to exercise its termination right pursuant to this Section 9.1(i), it shall give written notice to First Bank (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, First Bank shall have the option to increase the consideration to be received by the holders of Delanco Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the First Bank Ratio. If First Bank so elects within such five-day period, it shall give prompt written notice to Delanco of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 9.1(i) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

For purposes of this Section 9.1(i) the following terms shall have the meanings indicated:

“Final Index Price” shall mean the average of the Index Prices for the 20 consecutive full trading days ending on the Determination Date.

“Index Price” shall mean the closing price on such date of the NASDAQ Bank Index.

“Starting Date” shall mean the last trading day immediately preceding the date of the first public announcement of entry into this Agreement.

“Starting Price” shall mean the closing price of a share of First Bank Common Stock on NASDAQ (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source) on the Starting Date.

9.2.	Effect of Termination.

In the event of the termination and abandonment of this Agreement pursuant to Section 9.1, this Agreement shall become void and have no further force or effect and there shall be no Liability on the part of any Party hereto for any matters addressed herein or other claim relating to this Agreement and the transactions contemplated hereby, except that (i) the provisions of this Section 9.2, Section 7.5(d), and Article 10, shall survive any such termination and abandonment and (ii) no such termination shall relieve the breaching Party from Liability resulting from any fraud or intentional breach by that Party of this Agreement occurring prior to such termination or abandonment.

9.3.	Non-Survival of Representations and Covenants.

The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 9.3, Sections 7.5, 7.7, 7.8 and 7.9, and Article 1, Article 2, Article 3 and Article 10.

Article 10
MISCELLANEOUS

10.1.	Definitions.

(a)     Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Agreement” means a letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement.

“Acquisition Proposal” means any offer, inquiry, proposal or indication of interest (whether communicated to Delanco or publicly announced to Delanco’s shareholders and whether binding or non-binding) by any Person (other than a First Bank Entity) for an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase, direct or indirect, by any Person or “Group” (other than a First Bank Entity) of 20% or more in interest of the total outstanding voting securities of Delanco or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “Group” (other than a First Bank Entity) beneficially owning 20% or more in interest of the total outstanding voting securities of Delanco or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Delanco or any of its Subsidiaries pursuant to which the shareholders of Delanco immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of 20% or more of the consolidated Assets of Delanco and its Subsidiaries, taken as a whole; or (iii) any liquidation or dissolution of Delanco.

“Affiliate” of a Person means any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person and “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Assets” of a Person means all of the assets, properties, deposits, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Average Closing Price” shall mean the average of the daily closing prices for the shares of First Bank Common Stock for the 20 consecutive full trading days on which such shares are actually traded on NASDAQ (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) ending at the close of trading on the Determination Date.

“BHC Act” means the federal Bank Holding Company Act of 1956, as amended.

“Books and Records” means all files, ledgers and correspondence, all manuals, reports, texts, notes, memoranda, invoices, receipts, accounts, accounting records and books, financial statements and financial working papers and all other records and documents of any nature or kind whatsoever, including those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage, including any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not, and all software, passwords and other information and means of or for access thereto, belonging to Delanco and the Delanco Subsidiaries or relating to the business.

“Business Day” means any day other than a Saturday, a Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Call Reports” mean Consolidated Reports of Condition and Income (FFIEC Form 041) or any successor form of the Federal Financial Institutions Examination Council of Delanco or First Bank.

“Classified Assets” means all of the Loans of Delanco and its Subsidiaries that, as of December 31, 2016, had an outstanding balance of $50,000 or more and were classified by Delanco as substandard, doubtful, loss or OREO as reported by Delanco in the Delanco SEC Reports.

“Closing Date” means the date on which the Closing occurs.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business but excludes any Loan or deposit agreement.

“Default” means (i) any breach or violation of, default under, contravention of, conflict with, or failure to perform any obligations under any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Delanco Benefit Plan” means (a) all employee benefit plans, programs, policies, agreements and arrangements of the Delanco Entities (including any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and (b) all employment, consulting, retention, change in control, pension, retirement (qualified and non-qualified), profit sharing, savings, bonus, deferred or incentive compensation, hospitalization, medical, life insurance, disability insurance, paid time off, paid holiday, termination or severance pay, stock purchase, restricted stock, stock option, performance shares, stock appreciation rights benefit plans, employee stock ownership, share purchase, equity-based compensation, health, welfare, or other similar plans, programs, policies, agreements and arrangements, in each case that is (x) sponsored, maintained or contributed to by Delanco or any of its Affiliates for the benefit of any employee or any beneficiary or dependent thereof or (y) under which Delanco or any of its Affiliates has or could have any Liability with respect to any employee or any beneficiary or dependent thereof.

“Delanco Common Stock” means the $0.01 par value common stock of Delanco.

“Delanco Entities” means, collectively, Delanco and all Delanco Subsidiaries.

“Delanco Financial Statements” means (i) the consolidated statements of condition (including related notes and schedules, if any) of Delanco as of March 31, 2017 and 2016, and the related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for each of the fiscal years ended March 31, 2017, 2016 and 2015, and (ii) the consolidated statements of condition of Delanco (including related notes and schedules, if any) and related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any), included in the Delanco SEC Reports filed with the SEC with respect to periods ended subsequent to June 30, 2017.

“Delanco Stock Plan” means the Delanco Bancorp, Inc. 2008 Equity Incentive Plan, as amended.

“Delanco Subsidiary” means the Subsidiaries of Delanco, which shall include the entities set forth on Schedule 4.5 and any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization formed or acquired as a Subsidiary of Delanco after the date hereof and held as a Subsidiary by Delanco at the Effective Time.

“Delinquent Loans” means (i) all Loans with principal and/or interest that are 30-89 days past due, (ii) all Loans with principal and/or interest that are at least 90 days past due and still accruing, (iii) all Loans with principal and/or interest that are non-accruing and (iv) net charge-offs.

“Determination Date” shall mean the 10th day prior to the Closing Date, provided that if shares of the First Bank Common Stock are not actually traded on NASDAQ on such day, the Determination Date shall be the immediately preceding day to the 10th day prior to the Closing Date on which shares of First Bank Common Stock actually trade on NASDAQ.

“Disclosure Memorandum” of a Party means a letter delivered by such Party to the other Party prior to execution of this Agreement, setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article 4 and Article 5 or to one or more of its covenants contained in this Agreement; provided, that (i) no such item is required to be set forth in a Disclosure Memorandum as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect and (ii) the mere inclusion of an item in a Disclosure Memorandum as an exception to a representation or warranty shall not be deemed an admission by a Party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on the Party making the representation or warranty.

“Environmental Laws” means all Laws, orders, permit, opinion or agency requirement relating to pollution or protection of human health or safety or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“Equity Rights” means all arrangements, calls, commitments, Contracts, options, rights (including preemptive rights or redemption rights), scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock or equity interests of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other equity interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which together with a Delanco Entity would be treated as a single employer under Internal Revenue Code Section 414.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exhibit” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“FDIC Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents filed, together with any amendments thereto, by First Bank or any of its Subsidiaries with the FDIC on or after January 1, 2014 or by Delanco or any of its Subsidiaries with the FDIC on or after January 1, 2014, as applicable.

“Federal Reserve” means the Board of Governors of the Federal Reserve System or a Federal Reserve Bank acting under the appropriately delegated authority thereof, as applicable.

“First Bank Capital Stock” means, collectively, First Bank Common Stock, any preferred stock of First Bank and any other class or series of capital stock of First Bank.

“First Bank Common Stock” means the $5.00 par value common stock of First Bank.

“First Bank Entities” means, collectively, First Bank and all First Bank Subsidiaries.

“First Bank Financial Statements” means (i) the consolidated statements of condition (including related notes and schedules, if any) of First Bank as of December 31, 2016 and 2015, and the related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for each of the three fiscal years ended December 31, 2016, 2015 and 2014, as filed by First Bank in FDIC Documents, and (ii) the consolidated statements of condition of First Bank (including related notes and schedules, if any) and related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in the First Bank FDIC Reports filed with respect to periods ended subsequent to June 30, 2017.

“First Bank Options” means each option or other Equity Right to purchase shares of First Bank Common Stock pursuant to stock options or stock appreciation rights.

“First Bank Stock Plans” means the existing stock option and other stock-based compensation plans of First Bank designated as follows: 2017 Equity Compensation Plan E.

“First Bank Subsidiaries” means the Subsidiaries of First Bank, which shall include any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization formed or acquired as a Subsidiary of First Bank after the date hereof and held as a Subsidiary by First Bank at the Effective Time.

“GAAP” means U.S. generally accepted accounting principles, consistently applied during the periods involved.

“Hazardous Material” means (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws), (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil, lead-containing paint or plumbing, radioactive materials or radon, asbestos-containing materials and any polychlorinated biphenyls and (iii) any other substance which has been, is, or may be the subject of regulatory action by any government authority in connection with any Environmental Law.

“HOLA” means the Home Owners Loan Act of 1933, as amended.

“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, brand names, internet domain names, logos together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“Knowledge” or “knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means the actual knowledge of the chairman, president, chief financial officer, chief risk officer, chief accounting officer, chief operating officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior, executive or other vice president in charge of human resources of such Person and the knowledge of any such Persons obtained or which would have been obtained from a reasonable investigation.

“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the Ordinary Course) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, option, right of first refusal, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than Permitted Liens.

“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its records, its policies, its practices, its compliance with Law, its actions, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Loans” means any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, guarantees and interest bearing assets) to which Delanco is a party as a creditor.

“Losses” means any and all demands, claims, actions or causes of action, assessments, losses, diminution in value, damages (including special and consequential damages), liabilities, costs, and expenses, including interest, penalties, cost of investigation and defense, and reasonable attorneys’ and other professional fees and expenses.

“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Material Adverse Effect” means with respect to any Party and its Subsidiaries, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate together with all other facts, circumstances, events, changes, effects, developments or occurrences, directly or indirectly, (i) has had or would reasonably be expected to result in a material adverse effect on the condition (financial or otherwise), results of operations, Assets, liabilities or business of such Party and its Subsidiaries taken as a whole; provided, that a “Material Adverse Effect” shall not be deemed to include effects to the extent resulting from (A) changes after the date of this Agreement in GAAP or regulatory accounting requirements, (B) changes after the date of this Agreement in Laws of general applicability to companies in the financial services industry, (C) changes after the date of this Agreement in global, national or regional political conditions or general economic or market conditions in the United States (and with respect to each of Delanco and First Bank, in the respective markets in which they operate), including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the financial services industry, (D) after the date of this Agreement, general changes in the credit markets or general downgrades in the credit markets, (E) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof unless separately excluded hereunder, or changes in the trading price of a Party’s common stock, in and of itself, but not including any underlying causes unless separately excluded hereunder, (F) the public disclosure of this Agreement and the impact thereof on relationships with customers or employees, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, or (H) actions or omissions taken with the prior written consent of the other Party hereto or expressly required by this Agreement; except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change disproportionately affect such Party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such Party and its Subsidiaries operate, or (ii) prevents or materially impairs the ability of such Party to timely consummate the transactions contemplated hereby.

“NASDAQ” means the NASDAQ Global Market.

“Non-Performing Assets” means Loans on non-accrual status, accruing Loans that are past due 90 days more, troubled debt restructurings and OREO held by Delanco.

“Non-Performing Loans” means Loans on non-accrual status, accruing Loans that are past due 90 days more and troubled debt restructurings held by Delanco.

“Ordinary Course” means the conduct of the business of a Party in substantially the same manner as such business was operated on the date of this Agreement, including operations in conformance and consistent with such Party’s practices and procedures prior to and as of such date.

“OREO” means “other real estate owned” or words of similar import held by Delanco.

“Operating Property” means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Order” means any administrative decision or award, decree, injunction, judgment, order, consent decree, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

“Participation Facility” means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” means either of Delanco or First Bank, and “Parties” means Delanco and First Bank.

“Permit” means any federal, state, local, or foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a Representative capacity.

“Previously Disclosed” by a Party means information set forth in its Disclosure Memorandum or, if applicable, information set forth in its FDIC Documents or Delanco SEC Reports that were filed prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosures of risk factors set forth in any “forward-looking statements” disclaimer or other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).

“Regulatory Authorities” means, collectively, the SEC, the NASDAQ, state securities authorities, the Financial Industry Regulatory Authority, the Securities Investor Protector Corporation, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations, the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency, the Consumer Financial Protection Bureau, the IRS, the DOL, the OCC, NJDOBI and all other foreign, federal, state, county, local or other governmental, banking or regulatory agencies, authorities (including taxing and self-regulatory authorities), instrumentalities, commissions, boards, courts, administrative agencies, commissions or bodies.

“Representative” means, with respect to any Person, any officer, director, employee, investment banker, financial or other advisor, attorney, accountant, consultant, or other representative or agent of or engaged or retained by such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means 12 C.F.R. Part 335, the FDIC Statement of Policy on the Use Offering Circulars in Connection with Public Distribution of Bank Securities (effective September 5, 1996), the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Subsidiaries” means all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls more than 50% of the outstanding equity securities or other ownership interests either directly or through an unbroken chain of entities as to each of which more than 50% of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal with respect to which the board of directors of Delanco determines in its good faith judgment (based on, among other things, the advice of outside legal counsel and a financial advisor) to be more favorable, from a financial point of view, to Delanco’s shareholders than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by First Bank), taking into account all relevant factors (including the Acquisition Proposal and this Agreement (including any proposed changes to this Agreement that may be proposed by First Bank in response to such Acquisition Proposal)); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” and “80%” in the definitions of Acquisition Proposal and Acquisition Transaction shall be deemed to be references to “100%”.

“Surviving Corporation” means First Bank as the surviving corporation resulting from the Merger.

“Tax” or “Taxes” means any federal, state, county, local, or foreign taxes, or, to the extent in the nature of a tax, any charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, commercial rent, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

“Tax Return” means any report, return, information return, or other document required to be supplied to a Regulatory Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

10.2.	Referenced Pages.

The terms set forth below shall have the meanings ascribed thereto in the referenced pages:

401(k) Plan	43
Agreement	1
ALLL	25
Asset Quality Measuring Date	50
Bank Merger	2
Bank Merger Agreement	2
Book-Entry Share	3
Burdensome Condition	41
Canceled Shares	3
Certificate	3
Change in the Delanco Recommendation	38
Chosen Courts	67
Closing	2
Closing Date	2
Closing Financial Statements	48
Covered Employee	43
Delanco	1
Delanco Bank	1
Delanco Contracts	21
Delanco ESOP	44

Delanco Insiders	47
Delanco Recommendation	38
Delanco Regulatory Agreement	22
Delanco SEC Reports	11
Delanco Shareholder Approval	8
Delanco Shareholders	5
Delanco Stock Option	4
Delanco’s Shareholders’ Meeting	38
Derivative Transaction	23
Effective Time	2
Exchange Agent	5
Exchange Fund	5
Exchange Ratio	3
Expense Reimbursement	65
FDIA	10
FDIC	10
Final Index Price	53
First Bank	1
First Bank Certificates	5
First Bank FDIC Reports	29
First Bank Ratio	52
Indemnified Party	44
Index Price	53
Index Ratio	52
Joinder Agreement	1
Maximum Amount	45
Merger	1
Merger Consideration	3
Merger Consideration Price	4
Merger Sub	1
Money Laundering Laws	18
NJBA	1
NJDOBI	49
OCC	7
OFAC	26
Optionholder Merger Consideration	4
Permitted Liens	14
Pool	25
Proxy Statement	38
Real Property	14
Regulatory Communication	41
Requisite Regulatory Approvals	49
Sanctioned Countries	26
Sanctions	26
SDN List	26
Starting Date	53
Starting Price	53
Subsequent Fee	65
Systems	16
Takeover Laws	24
Tax Opinion	49
Termination Fee	64
Voting Agreement	1

Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The words “hereby,” “herein,” “hereof,” “hereunder” and similar terms refer to this Agreement as a whole and not to any specific Section. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. If a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning. Any capitalized terms used in any schedule, Exhibit, Disclosure Memorandum, document, instrument or certificate made or delivered pursuant to this Agreement but not otherwise defined therein shall have the meaning set forth in this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. All references to “the transactions contemplated by this Agreement” (or similar phrases) include the transactions provided for in this Agreement, including the Merger and the Bank Merger. Any Contract or Law defined or referred to herein or in any Contract that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. The term “made available” means any document or other information that was (a) provided (whether by physical or electronic delivery) by one Party or its representatives to the other Party and its representatives at least two Business Days prior to the date hereof, (b) included in the virtual data room (on a continuation basis without subsequent modification) of a Party at least two Business Days prior to the date hereof, (c) filed by First Bank with the FDIC and publicly available on the FDIC’s website at least two Business Days prior to the date hereof or (d) filed by Delanco with the SEC and publicly available on the SEC’s website at least two Business Days prior to the date hereof.

10.3.	Expenses.

(a)     Except as otherwise provided in this Section 10.3, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing and mailing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the filing fees payable in connection with the Proxy Statement and printing costs incurred in connection with the printing of the Proxy Statement.

(b)     Notwithstanding the foregoing, if:

(i)     Either Delanco or First Bank terminates this Agreement pursuant to Section 9.1(c), or First Bank terminates this Agreement pursuant to Section 9.1(f), and at the time of such termination, any Person has made and not withdrawn an Acquisition Proposal or has publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and within 12 months of such termination Delanco shall either (A) consummate an Acquisition Transaction or (B) enter into an Acquisition Agreement with respect to an Acquisition Transaction, whether or not such Acquisition Transaction is subsequently consummated, then Delanco shall pay to First Bank an amount equal to $550,000 (the “Termination Fee”);

(ii)     First Bank shall terminate this Agreement pursuant to Sections 9.1(d)(i), (ii) or (iii), then Delanco shall pay to First Bank the Termination Fee; or

(iii)     First Bank shall terminate this Agreement pursuant to Section 9.1(d)(iv), then Delanco shall reimburse First Bank for all reasonable out-of-pocket costs and expenses incurred by First Bank in connection with the transactions contemplated by this Agreement (the “Expense Reimbursement”) up to $250,000; provided, that, if, within 12 months of such termination, Delanco shall either (A) consummate an Acquisition Transaction or (B) enter into an Acquisition Agreement with respect to an Acquisition Transaction, whether or not such Acquisition Transaction is subsequently consummated, then Delanco shall pay to First Bank an amount equal to the difference between the Termination Fee and any Expense Reimbursement previously paid to First Bank (the “Subsequent Fee”).

The payment of the Termination Fee by Delanco pursuant to this Section 10.3(b) constitutes liquidated damages and not a penalty, and shall be the sole monetary remedy of First Bank in the event of termination of this Agreement pursuant to Sections 9.1(c), 9.1(d) or 9.1(f). If the Termination Fee shall be payable pursuant to subsection (i) of this Section 10.3(b), the Termination Fee shall be paid in same-day funds at or prior to the earlier of the date of consummation of such Acquisition Transaction or the date of execution of an Acquisition Agreement with respect to such Acquisition Transaction. If the Termination Fee shall be payable pursuant to subsection (ii) of this Section 10.3(b), the Termination Fee shall be paid in same-day funds within two Business Days from the date of termination of this Agreement. If the Expense Reimbursement shall be payable pursuant to subsection (iii) of this Section 10.3(b), the Expense Reimbursement shall be paid in same-day funds within two Business Days from the date of termination of this Agreement. If the Subsequent Fee shall be payable pursuant to subsection (iii) of this Section 10.3(b), the Subsequent Fee shall be paid in same-day funds at or prior to the earlier of the date of consummation of such Acquisition Transaction or the date of execution of an Acquisition Agreement with respect to such Acquisition Transaction.

(c)     The Parties acknowledge that the agreements contained in paragraph (b) of this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Delanco fails to pay any fee payable by it pursuant to this Section 10.3 when due, then Delanco shall pay to First Bank its costs and expenses (including attorneys’ fees) in connection with collecting such fee, together with interest on the amount of the fee at the rate of 7.00% from the date such payment was due under this Agreement until the date of payment

10.4.	Entire Agreement; Third Party Beneficiaries.

Except as otherwise expressly provided herein, this Agreement (including the Disclosure Memorandum of each of Delanco and First Bank, the exhibits, the schedules, and the other documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Section 7.9, which is intended for each Indemnified Party. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding any other provision hereof to the contrary, no consent, approval or agreement of any third party beneficiary will be required to amend, modify to waive any provision of this Agreement.

10.5.	Amendments.

To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after Delanco Shareholder Approval of this Agreement has been obtained; provided, that after obtaining Delanco Shareholder Approval, there shall be made no amendment that requires further approval by such Delanco shareholders.

10.6.	Waivers.

(a)     Prior to or at the Effective Time, First Bank, acting through its board of directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Delanco, to waive or extend the time for the compliance or fulfillment by Delanco of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of First Bank under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of First Bank.

(b)     Prior to or at the Effective Time, Delanco, acting through its board of directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by First Bank, to waive or extend the time for the compliance or fulfillment by First Bank of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Delanco under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Delanco.

(c)     The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

10.7.	Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.8.	Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission (followed by overnight courier), by registered or certified mail, postage pre-paid, or by courier or overnight carrier, or by email (with receipt confirmed) to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

First Bank:	First Bank
2465 Kuser Road, Suite 101
Hamilton, NJ 08690
Attention: Patrick L. Ryan
Email: patrick.ryan@firstbanknj.com

Copy to Counsel:	Covington & Burling LLP
One CityCenter
850 Tenth Street NW
Washington, DC 20001
Facsimile Number: 202.778.5986
Attention: Frank M. Conner III
Email: rconner@cov.com;
Attention: Michael P. Reed
Email: mreed@cov.com
Attention: Christopher J. DeCresce
Email: cdecresce@cov.com

Delanco:	Delanco Bancorp, Inc.
615 Burlington Avenue
Delanco, NJ 08075
Attention: James E. Igo
Email: jigo@delancofsb.com

Copy to Counsel:	Kilpatrick Townsend & Stockton LLP
607 14th Street NW
Suite 1000
Washington, DC 20005
Facsimile Number: 202.204.5600
Attention: Aaron M. Kaslow
Email: akaslow@kilpatricktownsend.com

10.9.	Governing Law; Jurisdiction; Waiver of Jury Trial

(a)     The Parties agree that this Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, construed in all respects, and enforced in accordance with the internal Laws of the State of New Jersey (including its statutes of limitations) without regard to any conflict of Laws or choice of Law principles that might otherwise refer construction or interpretation of this Agreement to the substantive Law of another jurisdiction.

(b)     Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of New Jersey (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 10.8.

(c)     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9.

10.10.	Counterparts; Signatures.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment or waiver hereto or any agreement or instrument entered into in connection with this Agreement or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party hereto forever waives any such defense.

10.11.	Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

10.12.	Interpretations.

Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and, unless otherwise defined herein, the words used shall be construed and interpreted according to their ordinary meaning so as fairly to accomplish the purposes and intentions of all Parties hereto.

10.13.	Enforcement of Agreement.

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached and that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement. It is accordingly agreed that the Parties shall be entitled, without the requirement of posting bond, to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties waives any defense in any action for specific performance that a remedy at law would be adequate.

10.14.	Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.15.	Disclosure.

Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any Section of this Agreement, in any schedule or exhibit attached hereto or in any Disclosure Memorandum shall apply only to, or only qualify, the indicated Section of this Agreement, except to the extent that (a) any other Section of this Agreement specifically referenced or cross-referenced in such disclosure or (b) the relevance of such item to another Section of this Agreement is reasonably apparent on the face of such disclosure (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other Sections of this Agreement.

[signatures on following page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

FIRST BANK

By:	/s/ Patrick L. Ryan
Name: Patrick L. Ryan
Title: President and Chief Executive Officer

DELANCO BANCORP, INC.

By:	/s/ James E. Igo
Name: James E. Igo
Title: Chairman, President and Chief Executive Officer

[Signature Page Merger Agreement]

EXHIBIT A

FORM OF JOINDER AGREEMENT

FORM OF JOINDER, dated as of [●], 2017 (this “Joinder”) to the Agreement and Plan of Reorganization, dated as of October 18, 2017 (the “Merger Agreement”), between First Bank (“First Bank”), a New Jersey chartered commercial bank and Delanco Bancorp, Inc. (“Delanco”), a New Jersey corporation.

WHEREAS, pursuant to Section 7.17 of the Merger Agreement, First Bank caused the incorporation of [Merger Sub] (“Merger Sub”), a New Jersey corporation and a newly formed, direct wholly owned subsidiary of First Bank, and is required to cause Merger Sub to become party to the Merger Agreement through the execution of this Joinder;

WHEREAS, the board of directors of Merger Sub have adopted resolutions (the “Resolutions”) (i) unanimously approving the Merger and the execution, delivery and performance by Merger Sub of this Agreement and the Joinder Agreement, (ii) declaring that the Merger is advisable and in the best interests of the sole stockholder of Merger Sub and (iii) directing that the Merger be submitted for consideration at a meeting or by unanimous written consent of Merger Sub’s stockholder;

WHEREAS, First Bank has approved the Merger Agreement in its capacity as sole stockholder of Merger Sub;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, First Bank, Merger Sub and Delanco hereby agree as follows:

1.01     Definitions.     Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the merger Agreement.

1.02     Joinder.          In accordance with the terms of the Merger Agreement, Merger Sub irrevocably agrees to join and become a party to the Merger Agreement and be bound by and comply with the terms and provisions of the Merger Agreement applicable to it, in each case with the same force and effect as if it had originally been a party thereto.

1.03     Representations and Warranties of the Parties.     Merger Sub represents and warrants to Delanco that (a) the Resolutions have not been amended or withdrawn as of the date of this Joinder and (b) this Joinder has been duly authorized, executed and delivered by it and that this Joinder and the Merger Agreement constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with the terms hereof and thereof. Merger Sub represents and warrants to, and agrees with Delanco with respect to, all of the representations and warranties of Merger Sub set forth in Article V of the Merger Agreement, and the covenants and agreements set forth in Articles VI and VII of the Merger Agreement applicable to it.

1.04     Full Force of Merger Agreement.     Except as expressly supplemented hereby, the Merger Agreement shall remain in full force and effect in accordance with its terms.

1.05     Governing Law.     This Joinder shall be governed by, and construed in accordance with, the laws of the State of New Jersey applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

A-1

EXHIBIT B

FORM OF

VOTING AGREEMENT

This VOTING AGREEMENT, dated as of October 18, 2017 (this “Agreement”), by and among First Bank (“Buyer”), a New Jersey chartered commercial bank, Delanco Bancorp, Inc. (“Target”), a New Jersey corporation, and the undersigned stockholder and director (the “Stockholder”) of Target.

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Agreement, Buyer, Merger Sub and Target are entering into an Agreement and Plan of Reorganization, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, Target will merge with and into Merger Sub, with Merger Sub as the surviving corporation (the “Merger”);

WHEREAS, as of the date hereof, the Stockholder is a director of Target and has Beneficial Ownership of, in the aggregate, those shares of common stock, with $0.01 par value per share of Target (“Target Common Stock”) specified on Schedule 1 attached hereto, which, by virtue of the Merger, will be converted into the right to receive shares of Buyer common stock, and therefore the Merger is expected to be of substantial benefit to the Stockholder;

WHEREAS, as a material inducement to Buyer and Merger Sub entering into the Merger Agreement, Buyer and Merger Sub have required that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth herein; and

WHEREAS, other individuals, as a material inducement to Buyer and Merger Sub entering into the Merger Agreement, will enter into and abide by the covenants and obligations set forth in substantially similar voting agreements.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
General

1.1.     Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

“Affiliate” of a Person means any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person.

“Beneficial Ownership” by a Person of any securities includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has sole (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities which such Person has, at any time during the term of this Agreement, the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficially Own” and “Beneficially Owned” shall have a correlative meaning.

“Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative Contract with respect to such security, entering into or acquiring a futures or forward Contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits and risks of ownership of any security.

“control” (including the terms “controlling”, “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or any other means.

“Covered Shares” means, with respect to the Stockholder, the Stockholder’s Existing Shares, together with any shares of Target Common Stock or other capital stock of Target and any securities convertible into or exercisable or exchangeable for shares of Target Common Stock or other capital stock of Target, in each case that the Stockholder acquires Beneficial Ownership of on or after the date hereof.

“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement), excluding restrictions under Securities Laws.

“Existing Shares” means, with respect to the Stockholder, all shares of Target Common Stock Beneficially Owned by the Stockholder.

“Permitted Transfer” means a Transfer (i) as the result of the death of the Stockholder by the Stockholder to a descendant, heir, executor, administrator, testamentary trustee, lifetime trustee or legatee of the Stockholder, (ii) Transfers to Affiliates (including trusts) and family members in connection with estate and tax planning purposes, and (iii) Transfers to any other stockholder and director and/or executive officer of Target who has executed a copy of this Agreement on the date hereof; provided, that in each case prior to the effectiveness of such Transfer, such transferee executes and delivers to Buyer and Target a written agreement, in form and substance acceptable to Buyer and Target, to assume all of Stockholder’s obligations hereunder in respect of the Covered Shares subject to such Transfer and to be bound by the terms of this Agreement, with respect to the Covered Shares subject to such Transfer, to the same extent as the Stockholder is bound hereunder and to make each of the representations and warranties hereunder in respect of the Covered Shares transferred as the Stockholder shall have made hereunder.

“Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a Representative capacity.

“Representatives” means, with respect to any Person, any officer, director, employee, investment banker, financial or other advisor, attorney, accountant, consultant, or other representative or agent of or engaged or retained by such Person.

“Transfer” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge, hypothecation, or the grant, creation or suffrage of an Encumbrance in or upon, or the gift, placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession or otherwise by operation of Law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

ARTICLE II
COVENANTS OF STOCKHOLDER

2.1.     Agreement to Vote. The Stockholder hereby irrevocably and unconditionally agrees that during the term of this Agreement, at a special meeting of the stockholders of Target or at any other meeting of the stockholders of Target, however called, including any adjournment or postponement thereof, and in connection with any written consent of the stockholders of Target (collectively, “Target Stockholders’ Meeting”), the Stockholder shall, in each case to the fullest extent that such matters are submitted for the vote or written consent of the Stockholder and that the Covered Shares are entitled to vote thereon or consent thereto:

(a)     appear at each such meeting or otherwise cause the Covered Shares as to which the Stockholder controls the right to vote to be counted as present thereat for purposes of calculating a quorum; and

(b)     vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the Covered Shares as to which the Stockholder controls the right to vote:

(i)     in favor of the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, and any actions required in furtherance thereof;

(ii)     against any action or agreement that could result in a breach of any covenant, representation or warranty or any other obligation of Target under the Merger Agreement;

(iii)     against any Acquisition Proposal; and

(iv)     against any action, agreement or transaction submitted for the vote or written consent of the stockholders of Target that would reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by Target of its obligations under the Merger Agreement or by the Stockholder of his, her or its obligations under this Agreement.

2.2.     No Inconsistent Agreements. The Stockholder hereby covenants and agrees that, except for this Agreement, the Stockholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Covered Shares, (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney in contravention of the obligations of the Stockholder under this Agreement with respect to the Covered Shares, (c) will not commit any act, except for Permitted Transfers, that could restrict or affect his, her or its legal power, authority and right to vote any of the Covered Shares then held of record or Beneficially Owned by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement, and (d) has not taken and shall not knowingly take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing any of his, her or its obligations under this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1.     Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Target and Buyer as follows:

(a)     Authorization; Validity of Agreement; Necessary Action. The Stockholder has the requisite capacity and authority to execute and deliver this Agreement, to perform his, her or its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against him, her or it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b)     Ownership. The Existing Shares are, and all of the Covered Shares owned by the Stockholder from the date hereof through and on the Closing Date will be, Beneficially Owned and owned of record by the Stockholder except to the extent such Covered Shares are Transferred after the date hereof pursuant to a Permitted Transfer. The Stockholder has good and marketable title to the Existing Shares, free and clear of any Encumbrances other than those imposed by applicable Securities Laws. As of the date hereof, the Existing Shares constitute all of the shares of Target Common Stock Beneficially Owned or owned of record by the Stockholder. The Stockholder has and will have at all times through the Closing Date sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in ARTICLE II hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder’s Existing Shares and with respect to all of the Covered Shares owned by the Stockholder at all times through the Closing Date.

(c)     No Violation. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of his, her or its obligations under this Agreement will not, (i) conflict with or violate any Law of any Governmental Authority applicable to the Stockholder or by which any of his or her Assets is bound, or (ii) conflict with, result in any breach of or constitute a Default, or result in the creation of any Encumbrance on the Assets of the Stockholder pursuant to, any Contract to which the Stockholder is a party or by which the Stockholder or any of his, her or its Assets is bound, except for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Stockholder to perform his, her or its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

(d)     Consents and Approvals. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of his, her or its obligations under this Agreement and the consummation by him, her or it of the transactions contemplated hereby will not, require the Stockholder to obtain any Consent of any Governmental Authority.

(e)     Legal Proceedings. There is no Proceeding pending or, to the Knowledge of the Stockholder, threatened against or affecting the Stockholder or any of his, her or its Affiliates before or by any Person or Governmental Authority that could reasonably be expected to impair the ability of the Stockholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(f)     Reliance by Buyer. The Stockholder understands and acknowledges that Buyer is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations and warranties of Stockholder contained herein.

ARTICLE IV
OTHER COVENANTS

4.1.     Prohibition on Transfers, Other Actions.

(a)     Until the earlier of the receipt of the Target Stockholder Approval or the termination of this Agreement, the Stockholder hereby agrees not to (i) Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest specifically therein unless such Transfer is a Permitted Transfer; (ii) enter into any Contract with any Person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, the Stockholder’s representations, warranties, covenants and obligations under this Agreement; or (iii) except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, take any action that could restrict or otherwise affect the Stockholder’s legal power, authority and right to vote all of the Covered Shares then Beneficially Owned by him, her or it, or otherwise comply with and perform his, her or its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void.

(b)     The Stockholder understands and agrees that if the Stockholder attempts to Transfer, vote or provide any other Person with the authority to vote any of the Covered Shares other than in compliance with this Agreement, Target shall not, and the Stockholder hereby unconditionally and irrevocably instructs Target to not (i) permit such Transfer on its books and records, (ii) issue a new certificate representing any of the Covered Shares, or (iii) record such vote unless and until the Stockholder shall have complied with the terms of this Agreement.

4.2.     Stock Dividends, etc. In the event of a stock split, stock dividend or distribution, or any change in the Target Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4.3.     Notice of Acquisitions, etc. The Stockholder hereby agrees to notify Target as promptly as practicable (and in any event within two Business Days after receipt) in writing of (i) the number of any additional shares of Target Common Stock or other securities of Target of which the Stockholder acquires Beneficial Ownership on or after the date hereof and (ii) any proposed Permitted Transfers of the Covered Shares, Beneficial Ownership thereof or other interest specifically therein.

4.4.     Waiver of Appraisal Rights. To the fullest extent permitted by applicable Law, the Stockholder hereby waives any rights of appraisal he, she or it may have under applicable Law.

4.5.     Further Assurances. From time to time, at the request of Buyer and Target and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to effect the actions and consummate the transactions contemplated by this Agreement. Without limiting the foregoing, the Stockholder hereby authorizes Target to publish and disclose in any announcement or disclosure related to the Merger Agreement, including the Proxy Statement, the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement.

ARTICLE V
MISCELLANEOUS

5.1.     Termination. This Agreement shall remain in effect until the earlier to occur of (a) the receipt of the Target Stockholder Approval, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) August 17, 2018; provided, that the provisions of ARTICLE V shall survive any termination of this Agreement. Nothing in this Section 5.1 and no termination of this Agreement shall relieve or otherwise limit any party of liability for fraud, or willful or intentional breach of this Agreement.

5.2.     No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Buyer or Target any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and Buyer or Target shall not have any authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

5.3.     Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses:

(a)     Buyer:

First Bank

2465 Kuser Road

Hamilton, NJ 08690

609-528-4400

Attention: Patrick Ryan, Chief Executive Officer

with a copy to:

Covington & Burling LLP

One CityCenter

850 Tenth Street NW

Washington, DC 20001

Facsimile Number: 202.778.5986

Email: rconner@cov.com;

Attention: Michael P. Reed

Email: mreed@cov.com

Attention: Christopher J. DeCresce

Email: cdecresce@cov.com

(b)     Target:

Delanco Bancorp, Inc.

615 Burlington Avenue

Delanco, NJ 08075

856-461-0611

Attention: James E. Igo, Chairman, President and Chief Executive Officer

with a copy to:

Kilpatrick Townsend & Stockton LLP

607 14th Street NW

Suite 1000

Washington, DC 20005

Facsimile Number: 202.204.5600

Attention: Aaron M. Kaslow

Email: akaslow@kilpatricktownsend.com

(c)     if to the Stockholder, to those persons indicated on Schedule 1.

5.4.     Interpretation. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and, unless otherwise defined herein, the words used shall be construed and interpreted according to their ordinary meaning so as fairly to accomplish the purposes and intentions of all parties hereto.

5.5.     Counterparts; Delivery by Facsimile or Electronic Transmission. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Executed signature pages to this Agreement may be delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file and such signature pages will be deemed as sufficient as if actual signature pages had been delivered. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

5.6.     Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.

5.7.     Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)     The parties agree that this Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, construed in all respects, and enforced in accordance with the internal Laws of the State of New Jersey (including its statutes of limitation) without regard to any conflict of Laws or choice of Law principles that might otherwise refer construction or interpretation of this Agreement to the substantive Law of another jurisdiction.

(b)     Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of New Jersey (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5.3.

(c)     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.7.

5.8.     Amendment; Waiver. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of each of the parties.

5.9.     Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached and that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement. It is accordingly agreed that the parties shall be entitled, without the requirement of posting bond, to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

5.10.     Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

5.11.     Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

5.12.     Third Party Beneficiaries. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement,. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding any other provision hereof to the contrary, no consent, approval or agreement of any third party beneficiary will be required to amend, modify to waive any provision of this Agreement.

5.13.     Stockholder Capacity. The Stockholder is signing this Agreement solely in his capacity as a holder of Target Common Stock, and nothing herein shall prohibit, prevent or preclude the Stockholder from taking or not taking any action in the Stockholder’s capacity as an officer or director of Target to the extent permitted by the Merger Agreement.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

first bank By: __________________________ Name: Title: delanco bancorp, inc. By: __________________________ Name: Title: Stockholder ______________________________ Name:

[Signature Page to Voting Agreement]

Schedule 1

INFORMATION

Name	Existing Shares

______________________________	_______________________________

Address for notice:

Name:

Street:

City, State:

ZIP Code:

Telephone:

Fax:

Email:

EXHIBIT C

FORM OF PLAN OF MERGER

FOR THE MERGER OF DELANCO BANCORP, INC.

WITH AND INTO [MERGER SUB]

THIS PLAN OF MERGER is made and entered into by and between [Merger Sub], a New Jersey corporation (the “Surviving Corporation”), and Delanco Bancorp, Inc., a New Jersey corporation (the “Merged Corporation”) (collectively, the “Merging Corporations”).

1.     Parties. Delanco Bancorp, Inc. will merge with and into [Merger Sub] (the “Merger”), a wholly owned subsidiary of First Bank, a New Jersey state-chartered bank. At the Effective Time, the separate corporate existence of the Merged Corporation shall cease and Merger Sub shall continue as the Surviving Corporation under the laws of the State of New Jersey.

2.     Terms and Conditions of Merger.

2.1. The Merger shall be effective upon the filing of Articles of Merger with the New Jersey Secretary of State (referred to as the “Effective Time”).

2.2. At the Effective Time, the separate existence of the Merged Corporation shall cease, and the merger shall be effected as provided by 14A:10-1 of the New Jersey Statutes. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers, immunities, purposes and franchises of the Merged Corporation and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Merged Corporation and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.3 The name of the Surviving Corporation shall be [Merger Sub].

2.4 At the Effective Time, the certificate of incorporation of the Surviving Corporation following the merger shall be the certificate of incorporation of the Surviving Corporation immediately prior to the Effective Time until the certificate of incorporation of the Surviving Corporation is thereafter amended in accordance with its terms and applicable law.

3.     Manner and Basis of Converting Shares. At the Effective Time, by virtue of the Merger and without any action on the part of First Bank, Merger Sub or the Merged Corporation or the holder of any of the following securities:

3.1 Each share of the common stock, par value $0.01 per share, of the Merged Corporation (“Delanco Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Delanco Common Stock owned by the Merged Corporation, any wholly owned subsidiary of the Merged Corporation, First Bank or any subsidiary of First Bank (in each case, other than shares of Delanco Common Stock held in any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) or related trust accounts, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted (collectively, the “Exception Shares”)), shall be converted, in accordance with the procedures set forth in the Agreement and Plan of Reorganization, dated as of October 18, 2017, by and among First Bank and the Merged Company (the “Merger Agreement”), into the right to receive, without interest, 1.11 shares of common stock, par value $5.00, of First Bank (the “Merger Consideration”).

C-1

3.2 Notwithstanding anything in the Merger Agreement to the contrary, at the Effective Time, all shares of Delanco Common Stock that are owned by the Merged Corporation or First Bank (in each case, other than the Exception Shares) shall be cancelled and shall cease to exist and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

[Remainder of Page Intentionally Left Blank]

C-2

EXHIBIT D

FORM OF PLAN OF BANK MERGER

Agreement and Plan of Merger

between

Delanco Federal Savings Bank

and

First Bank

under the charter of

First Bank

Delanco Federal Savings Bank (“Delanco Bank”), the merging bank, shall be merged with and into First Bank (“First Bank”), the receiving bank, in accordance with the provisions of Chapter 9A, Article 21 of the New Jersey Banking Act of 1948, as amended (the “NJBA”) with the effects set forth in the NJBA (the “Merger”). First Bank, as the receiving bank, shall be the surviving corporation resulting from the Merger, and shall succeed to and assume all the rights and obligations of Delanco Bank in accordance with the NJBA. The name of the receiving bank shall be First Bank. Upon consummation of the Merger the separate corporate existence of Delanco Bank shall terminate. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved by the board of directors of First Bank and approved by the board of directors of Delanco Bank.

This Agreement and Plan of Merger (the “Agreement”) made between Delanco Bank, a federal savings association, being located in Delanco, Burlington County, in the State of New Jersey, with total capital of $[●] million, paid in capital and surplus of $[●] million for [●] shares of common stock, each with a par value $[1.00] per share, and undivided profits or capital reserves of $[●] million, as of [●], 2017, and First Bank, a New Jersey state chartered bank, being headquartered in Hamilton, Mercer County, in the state of New Jersey (First Bank, together with Delanco Bank, the “Merging Banks”), with total capital of $[●] million, paid in capital and surplus of $[●] million for [●] shares of common stock, each with a par value of $5.00 per share, and undivided profits and capital reserves of $[●] million, as of [●], 2017, each acting pursuant to a unanimous resolution of its board of directors, witnessed as follows:

Section 1.

Delanco Bank, the merging bank, shall be merged with and into First Bank, the receiving bank, under the charter of First Bank (the “Bank Merger”) in accordance with the provisions of Chapter 9A, Article 21 of the NJBA with the effects set forth in the NJBA. First Bank, as the receiving bank, shall be the surviving corporation resulting from the Bank Merger and shall succeed to and assume all the rights and obligations of Delanco Bank in accordance with the NJBA. The separate corporate existence of Delanco Bank shall terminate as a result of the Bank Merger. On the terms and subject to the conditions of this Agreement, at the effective time of the Bank Merger, by virtue of the Bank Merger and without any action on the part of First Bank or Delanco Bank, all of the capital stock of Delanco Bank issued and outstanding immediately prior to the effective time of the Bank Merger shall be cancelled and extinguished and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.

The name of the combined bank (hereinafter referred to as the “Combined Bank”) shall be First Bank.

Section 3.

The business of the Combined Bank shall be that of a New Jersey state-chartered bank. This business shall be conducted by the Combined Bank at its main office to be located at 2465 Kuser Road, Suite 101, Hamilton, NJ 08690 and its legally established branches.

Section 4.

The amount of capital stock of the Combined Bank shall be $[●] million, divided into [●] shares of common stock, each of $5.00 par value, and at the time the Bank Merger shall become effective, the Combined Bank shall have a surplus of $[●] million, and undivided profits, including capital reserves, which when combined with the capital and surplus will be equal to the combined capital structures of the Merging Banks as stated in the preamble of this Agreement, adjusted however, for normal earnings and expenses (and if applicable, purchase accounting adjustments) between October [●], 2017, and the effective time of the Bank Merger.

Section 5.

All assets of each of the Merging Banks as they exist at the effective time of the Bank Merger shall pass to and vest in the Combined Bank without any conveyance or other transfer. The Combined Bank shall be responsible for all of the liabilities of every kind and description, of each of the Merging Banks existing as of the effective time of the Bank Merger.

Section 6.

Delanco Bank shall contribute to the Combined Bank acceptable assets having a book value, over and above its liabilities to its creditors and having an estimated fair value over and above its liabilities to its creditors.

At the effective time of the Bank Merger, First Bank shall have on hand acceptable assets having book value above its liabilities to its creditors, and having a fair value, over and above its liabilities to its creditors.

Section 7.

Of the capital stock of the Combined Bank, the presently outstanding [●] shares of common stock each of $5.00 par value, and the holders of it shall retain their present rights, and the shares of Delanco Bank shall be cancelled for no consideration.

Section 8.

Neither Delanco Bank nor First Bank shall declare nor pay any dividend to its shareholders between the date of this Agreement and the time at which the Bank Merger shall become effective, nor dispose of any of its assets in any other manner, except in order to facilitate the Bank Merger or in the normal course of business, and in any event for adequate value.

Section 9.

The present board of directors of First Bank is set forth on Schedule 9(a) to this Agreement and those directors shall serve as the board of directors of the Combined Bank until the next annual meeting or until such time as their successors have been elected and have qualified. The officers of First Bank in office immediately prior to the effective time of the Bank Merger are set forth in Schedule 9(b) to this Agreement and those officers shall serve as the officers of the Combined Bank from and after the effective time of the Bank Merger in accordance with the bylaws of the Combined Bank.

Section 10.

The branch offices of First Bank are set forth on Schedule 10(a) to this Agreement. The branch offices of Delanco Bank are set forth on Schedule 10(b) to this Agreement. The branch offices at the locations on each of Schedule 10(a) and Schedule 10(b) shall be continued as branch offices of the Combined Bank.

Section 11.

Effective as of the time the Bank Merger shall become effective as specified in the Bank Merger approval to be issued by the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance, the Articles of First Bank as the resulting bank shall be the Articles of the Combined Bank as in existence immediately prior to the effective time of the Bank Merger.

The bylaws of First Bank as the resulting bank in effect immediately prior to the effective time of the Bank Merger shall be the bylaws of the Combined Bank following the Bank Merger.

Section 12.

This Agreement may be terminated by the mutual written consent of Delanco Bank and First Bank.

Section 13.

This Agreement shall be ratified and confirmed by the affirmative vote of shareholders of Delanco Bank owning at least two-thirds of its capital stock outstanding, at a meeting to be held on the call of the directors (or by the written consent of such shareholders in lieu of such meeting, pursuant to applicable law); and the Bank Merger shall become effective at the time specified in a Bank Merger approval to be issued by the Federal Deposit Insurance Company and the New Jersey Department of Banking and Insurance.

Section 14.

Each of Delanco Bank and First Bank hereby represents and warrants to the other that (a) it has full power and authority to enter into this Agreement; (b) this Agreement does not conflict with or violate or cause it to be in default under any other agreement, document or instrument to which it is a party or by which it or its assets is bound or affected; and (c) this Agreement is a valid, binding and enforceable obligation against it (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

Section 15.

Conditions Precedent. Delanco Bank and First Bank agree that the Bank Merger shall (a) occur under this Merger Agreement at the effective time of the merger (the “Parent Transaction”) contemplated by the Agreement and Plan of Reorganization by and between First Bank and Delanco Bancorp, Inc., dated as of October 18, 2017 (the “Parent Merger Agreement”); and (b) not occur until after the receipt of all necessary regulatory approvals for the transactions contemplated for consummation of the Parent Transaction and the Bank Merger.

Section 16.

Liquidation Account. The liquidation account of Delanco Bank existing at the effective time of the Bank Merger shall be assumed in full by the Combined Bank. For the purposes of granting a limited priority claim to the assets of the Combined Bank in the unlikely event (and only upon such event) of a complete liquidation of the Combined Bank to persons who continue to maintain savings accounts with the Combined Bank after the effective time of the Bank Merger and who, immediately prior to the effective time of the Bank Merger, had a sub-account balance as described in 12 C.F.R. § 563b.460 and 12 C.F.R. § 563b.470 with respect to the liquidation account of Delanco Bank, the Combined Bank shall, at the effective time of the Bank Merger, establish a liquidation account in an amount equal to the liquidation account of Delanco Bank immediately prior to the effective time of the Bank Merger. If the balance in any savings account to which a sub-account balance relates at the close of business on the last day of any fiscal year of the Combined Bank after consummation of the Bank Merger is less than the balance in such savings account at the close of business on the last day of any other fiscal year of the Combined Bank after consummation of the Bank Merger, such sub-account balance shall be reduced in an amount proportionate to the reduction in such savings account balance.

Section 17.

Further Assurances. First Bank and Delanco Bank agree to (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Amendment and Waivers. Any term of this Agreement may be amended, modified or terminated only with the written consent of First Bank and Delanco Bank or waived only with the written approval of the party granting the waiver.

Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New Jersey without regard to the conflict of Laws or choice of Law principles that might otherwise refer construction or interpretation of this Agreement to the substantive Law of another jurisdiction.

Construction. Each of First Bank and Delanco Bank acknowledges and agrees that it has participated in the drafting and negotiation of this Agreement. Accordingly, in the event of a dispute with respect to the interpretation or enforcement of the terms hereof, no provision shall be construed so as to favor or disfavor either party hereto.

Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Executed signature pages to this Agreement may be delivered by facsimile transmission or by e-mail delivery of a “pdf” format data file and such signature pages will be deemed as sufficient as if actual signature pages had been delivered.

[Signatures on Following Page]

WITNESS, the signatures of First Bank and Delanco Federal Savings Bank this ____ day of _______________, 2017, each set by its president or a vice president and attested to by its secretary, pursuant to a resolution of its board of directors, acting by a majority.

Attest:	FIRST BANK

By:
President

Secretary

Attest:	DELANCO FEDERAL SAVINGS BANK

By:
President

Secretary